FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki Director,
Managing Executive Officer and General Manager of
Corporate Financial and Accounting Group

Date: June 6, 2017

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of the 63rd Ordinary General Meeting of Shareholders (including Report for the Year Ended March 31, 2017)

2.	Internet Disclosure Items for Notice of the 63rd Ordinary General Meeting of Shareholders

• Notes to Consolidated Financial Statements

• Notes to Financial Statements

Securities Code 6971

Notice of the 63rd Ordinary General Meeting of Shareholders

June 27, 2017

Kyoto, Japan

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Please note that this is an English translation of the Japanese original of the Notice of the 63rd Ordinary General Meeting of Shareholders of Kyocera Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Kyocera Management Philosophy

Corporate Motto

“Respect the Divine and Love People”

Preserve the spirit to work fairly and honorably,

respecting people, our work, our company and our global community.

Management Rationale

To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind.

Management Philosophy

To coexist harmoniously with our society, our global community and nature.

Harmonious coexistence is the underlying foundation of all our business activities as we work to create a world of prosperity and harmony.

Management Based on the Bonds of Human Minds

Kyocera started as a small, suburban factory, with no money, credentials or reputation. We had nothing to rely on but a little technology and 28 trustworthy colleagues. Nonetheless, the company experienced rapid growth because everyone exerted their maximum efforts and managers devoted their lives to earning the trust of employees. We wanted to be an excellent company where all employees could believe in each other, abandon selfish motives, and be truly proud to work. This desire became the foundation of Kyocera’s management.

Human minds are said to be easily changeable. Yet, there is nothing stronger than the human mind. Kyocera developed into what it is today because it is based on the bonds of human minds.

Kazuo Inamori

Founder and Chairman Emeritus

Greetings

We are pleased to present to you Notice of the 63rd Ordinary General Meeting of Shareholders.

In the year ended March 31, 2017 (hereinafter, “fiscal 2017” refers to the fiscal year ended March 31, 2017, with other fiscal years referred to in a corresponding manner), profit from operations increased due to the effects of cost reductions, and to the absence of the recording of impairment losses on goodwill and long lived assets in fiscal 2016, despite a decline in sales due primarily to the yen’s appreciation compared with fiscal 2016. Net income remained at a level exceeding ¥100 billion for the third year in a row despite a decline in income before income taxes due to the absence of a gain on the sale of an asset recorded in fiscal 2016.

Kyocera is planning a year-end dividend of 60 yen per share in light of the aforementioned financial results and our dividend policy. When aggregated with the interim dividend of 50 yen per share already paid, the total annual dividend for fiscal 2017 will be 110 yen per share, an increase of 10 yen per share compared with fiscal 2016.

In fiscal 2018, Kyocera will strive to strengthen price competitiveness by further reducing costs as we expand existing businesses and to bolster ties with entities inside and outside the Kyocera Group as we create new businesses based on a new management structure. By doing so, we aim to realize a high-growth, highly profitable company.

We would very much appreciate your continued support of the Kyocera Group as we forge ahead with our endeavors.

Goro Yamaguchi

Chairman of the Board and Representative Director

Hideo Tanimoto

President and Representative Director

Securities Code 6971

June 6, 2017

To our shareholders

Notice of the 63rd Ordinary General Meeting of Shareholders

This is to inform you that Kyocera Corporation (the “Company”) will hold its 63rd Ordinary General Meeting of Shareholders (the “Meeting”), as described below, which you are cordially invited to attend.

If you are unable to attend the Meeting, please examine the attached reference documents for the General Meeting of Shareholders and exercise your voting rights in written form (voting card) or electronically (via Internet or other means), no later than 5:30 p.m. Monday, June 26, 2017, Japan time.

1. Date and Time	10:00 a.m. on Tuesday, June 27, 2017, Japan Time

2. Venue	20th Floor Event Hall at the Head Office of the Company, 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

3. Purpose of the Meeting

Matters to Be Reported

(1)

Contents of the business report, consolidated financial statements and the audit results of consolidated financial statements by the Accounting Auditor and the Audit & Supervisory Board for the 63rd fiscal year (April 1, 2016 to March 31, 2017)

(2)	Contents of the non-consolidated financial statements for the 63rd fiscal year (April 1, 2016 to March 31, 2017)

Matters to Be Resolved

Proposal 1	Appropriation of Surplus

Proposal 2	Election of Fifteen (15) Directors

4. Matters Relating to Exercise of Voting Rights

(1) Method of Exercising Voting Rights in attending at the Meeting (Voting Card)

Please indicate your vote “for” or “against” the proposal on the voting card enclosed herewith and hand it to the receptionist.

(2) Method of Exercising Voting Rights in Written Form (Voting Card)

Please indicate your vote “for” or “against” the proposal on the voting card enclosed herewith and ensure it is returned to us no later than the deadline mentioned page 2.

(3) Method of Exercising Voting Rights Electronically (via Internet or other means)

Please access the website (http://www.evote.jp/) to exercise voting rights through a personal computer, smartphone or mobile phone. Using the code and password written on the voting card enclosed herewith and follow the instructions on the website. Please enter “for” or “against” the proposal no later than the deadline mentioned page 2.

[Handling in Event Multiple Exercises Voting Rights]

(1)	In the event that any shareholder exercises voting rights in written form (voting card) and electronically (via Internet or other means), the electronically exercised voting rights shall prevail.

(2)	In the event of multiple electronically exercised of voting rights (via Internet or other means) by a shareholder, the last electronically exercised voting right shall prevail.

Truly yours,

Hideo Tanimoto
President and Representative Director
KYOCERA Corporation

Notes:.

1.	When a main meeting place becomes full, the Company guides you to the second meeting place. We appreciate your understanding in advance.

2.	This meeting is conducted in Japanese. In addition interpreter is not hired. We appreciate your understanding in advance.

3.

In the accompanying documents for the Notice of the 63rd Ordinary General Meeting of Shareholders, the “Notes to Consolidated Financial Statements” and the “Notes to Financial Statements” are available to shareholders on the Company’s website (http://global.kyocera.com/ir/s_info.html), pursuant to the provisions of laws and regulations as well as the Articles of Incorporation of the Company. The “Notes to Consolidated Financial Statements” and the “Notes to Financial Statements” are a part of the Consolidated Financial Statements and the Financial Statements that were audited by Audit & Supervisory Board Members and the Accounting Auditor in preparing the Audit Reports.

4.	In the event of any changes to the reference documents for the General Meeting of Shareholders, the business report, the financial statements or the consolidated financial statements, the Company shall give notice thereof to shareholders by posting it on the Company’s website (http://global.kyocera.com/ir/s_info.html), which can be accessed via Internet.

Reference Documents for the General Meeting of Shareholders

Proposals and References are as follows:

Proposal 1    Appropriation of Surplus

The Company believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis.

The Company therefore has adopted the principal guideline that dividend amounts be within a range based on net income attributable to shareholders of Kyocera Corporation on a consolidated basis, and has set its dividend policy to maintain a payout ratio of around 40% of consolidated net income attributable to shareholders of Kyocera Corporation. In addition, the Company determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for the medium to long-term corporate growth.

Pursuant to this policy and based on full year performance through the year ended March 31, 2017, the Company proposes a year-end dividend for the year ended March 31, 2017 in the amount of 60 yen per share. When aggregated with the interim dividend in the amount of 50 yen per share, the total annual dividend will be 110 yen per share. This means an increase of 10 yen per share compared with 100 yen per share for the year ended March 31, 2016.

The Company also proposes that funds shall be set aside as General Reserve, taking into account the necessary reserve amounts for creation of new businesses, exploitation of new markets, development of new technologies and acquisition of outside management resources that enable us to achieve stable and sustainable growth of the Company.

The proposed appropriation of surplus is as follows:

1.	Matters Relating to Year-end Dividend

	(1)	Type of Assets Distributed as Dividend:

Cash

	(2)	Matters Relating to the Appropriation to Shareholders of Assets Distributed as Dividend and Aggregate Amount thereof:

60 yen per share of common stock of the Company.
The aggregate amount thereof shall be 22,062,742,980 yen.

(3)	Effective Date of the Distribution of Surplus as Dividend:

June 28, 2017

Note:	The Company undertook a stock split at the ratio of two for one of all common shares on October 1, 2013. Dividends per share in FY2013 and FY2014 have been re-calculated based on the ratio of the stock split.

2.	Matters Relating to Appropriation of General Reserve

	(1)	Category of Surplus to Increase and Amount thereof:

		General Reserve:	40,000,000,000 yen.

	(2)	Category of Surplus to Decrease and Amount thereof:

		Unappropriated Retained Earnings:	40,000,000,000 yen.

Proposal 2    Election of Fifteen (15) Directors

The terms of office of all of sixteen (16) Directors will expire at the conclusion of the Meeting. Accordingly, the Company proposes fifteen (15) Directors be elected.

The candidates for the Directors are as follows:

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post			Number of the Company’s Shares held
1	Goro Yamaguchi (Jan. 21, 1956)	Mar.	1978	Joined the Company	24,467
		Jun.	2003	Executive Officer of the Company
		Jun.	2005	Senior Executive Officer of the Company
		Apr.	2009	Managing Executive Officer of the Company
		Jun.	2009	Director and Managing Executive Officer of the Company
		Apr.	2013	President and Representative Director, President and Executive Officer of the Company
		Apr.	2017	Chairman of the Board and Representative Director of the Company [Present] (Important Concurrent Post outside the Company) Director of AVX Corporation
	Reason of the candidate for Director	Since 2013 when Mr. Goro Yamaguchi took office as a President, he has been working hard for corporate management. From April 2017, he works as the Chairman of the Board and Representative Director of the Company. The Company nominated him as a Director sequentially because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on such his experience and exceptional insight.
2	Hideo Tanimoto (Mar. 18, 1960)	Mar.	1982	Joined the Company	2,885
		Apr.	2014	General Manager of Corporate Fine Ceramics Group of the Company
		Apr.	2015	Executive Officer of the Company
		Apr.	2016	Managing Executive Officer of the Company
		Jun.	2016	Director and Managing Executive Officer of the Company
		Apr.	2017	President and Representative Director, President and Executive Officer of the Company [Present]
	Reason of the candidate for Director	From 2014, Mr. Hideo Tanimoto contributed to development of the fine ceramics business as a General Manager of Corporate Fine Ceramics Group. From April 2017, he works as a President and Representative Director of the Company. The Company nominated him as a Director sequentially because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on such his experience and exceptional insight.

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post			Number of the Company’s Shares held
3	Ken Ishii (Oct. 6, 1953)	Mar.	1977	Joined the Company	9,254
		Apr.	2009	Executive Officer of the Company General Manager of Corporate Cutting Tool Group of the Company [Present]
		Apr.	2011	Senior Executive Officer of the Company
		Apr.	2012	Managing Executive Officer of the Company
		Jun.	2012	Director and Managing Executive Officer of the Company
		Apr.	2015	Director and Senior Managing Executive Officer of the Company [Present]
	Reason of the candidate for Director	From 2009, Mr. Ken Ishii has been contributing to development of the cutting tool business as a General Manager of Corporate Cutting Tool Group of the Company. The Company nominated him as a Director sequentially because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on such his experience and exceptional insight.
4	Hiroshi Fure (Feb. 24, 1960)	Mar.	1984	Joined the Company	4,694
		Apr.	2009	General Manager of Corporate Automotive Components Group of the Company
		Apr.	2011	Executive Officer of the Company
		Apr.	2013	Managing Executive Officer of the Company
		Jun.	2013	Director and Managing Executive Officer of the Company
		Apr.	2015	Director and Senior Managing Executive Officer of the Company [Present]
		Sep.	2016	General Manager of Corporate Organic Materials Semiconductor Components Group of the Company [Present]
	Reason of the candidate for Director	Mr. Hiroshi Fure contributed to development of the automotive components business from 2009 as a General Manager of Corporate Automotive Components Group, and he has been in charge of the organic material business from 2016 as a General Manager of Corporate Organic Materials Semiconductor Components Group. The Company nominated him as a Director sequentially because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on such his experiences and exceptional insight.

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post			Number of the Company’s Shares held
5	Yoji Date (Sep. 20, 1956)	Mar.	1979	Joined the Company	8,217
		Oct.	2008	Transferred to Kyocera ELCO Corporation Managing Director of the above company
		Apr.	2009	President and Representative Director of Kyocera ELCO Corporation (The above company changed the name to Kyocera Connector Products Corporation in April 2012)
		Apr.	2012	Executive Officer of the Company
		Apr.	2013	Managing Executive Officer of the Company
		Jun.	2013	Director and Managing Executive Officer of the Company
		Apr.	2015	Director and Senior Managing Executive Officer of the Company [Present]
		Apr.	2017	General Manager of Corporate Electronic Components Group of the Company [Present]
	Reason of the candidate for Director	Mr. Yoji Date contributed to development of connector business from 2009 as a President and Representative Director of the subsidiary of the Company which performs connectors, and he has been in charge of the electronic device business from April 2017 as a General Manager of Corporate Electronic Components Group. The Company nominated him as a Director sequentially because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on such his experiences and exceptional insight.
6	Koichi Kano (Sep. 21, 1961)	Mar.	1985	Joined the Company	3,208
		Jun.	2005	General Manager of Circuit Device Division of the Company
		Apr.	2012	General Manager of Corporate Development Group of the Company [Present]
		Apr.	2013	Executive Officer of the Company
		Apr.	2015	Senior Executive Officer of the Company
		Apr.	2016	Managing Executive Officer of the Company
		Jun.	2016	Director and Managing Executive Officer of the Company [Present] (Important Concurrent Post outside the Company) Director of AVX Corporation
	Reason of the candidate for Director	From 2012, Mr. Koichi Kano has been contributing to development of domestic and foreign subsidiaries with his appropriate leading as a General Manager of Corporate Development Group of the Company. The Company nominated him as a Director sequentially because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on his such experience and exceptional insight.

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post			Number of the Company’s Shares held
7	Shoichi Aoki (Sep. 19, 1959)	Mar.	1983	Joined the Company	9,178
		Jun.	2005	Executive Officer of the Company General Manager of Corporate Accounting Group of the Company
		May	2008	General Manager of Corporate Financial and Accounting Group of the Company
		Apr.	2009	Managing Executive Officer of the Company
		Jun.	2009	Director and Managing Executive Officer of the Company [Present]
		Oct.	2010	General Manager of Corporate Financial and Business Systems Administration Group of the Company
		Apr.	2013	General Manager of Corporate Financial and Accounting Group of the Company [Present] (Important Concurrent Post outside the Company) Director of AVX Corporation
	Reason of the candidate for Director	Mr. Shoichi Aoki has been in charge of the accounting and financing strategy, and contributing to development of the Company, from 2005 as a General Manager of Corporate Accounting Group, and from 2008 as a General Manager of Corporate Financial and Accounting Group of the Company. The Company nominated him as a Director sequentially because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on such his experience and exceptional insight.
8	John Sarvis (Mar. 4, 1950)	Dec.	1973	Joined AVX Corporation	1,822 (ADR)
		Mar.	2005	Officer of the Ceramics Division of AVX Corporation
		Apr.	2015	President, Chief Executive Officer and Director of AVX Corporation
		Jun.	2016	Director of the Company [Present]
		Jul.	2016	Chairman of the Board and President, Chief Executive Officer and Director of AVX Corporation [Present]
	Reason of the candidate for Director	Mr. John Sarvis was in charge of Officer of Ceramic Capacitor Division of AVX Corporation, that is a subsidiary of the Company in United States of America, for many years. As a President and Chief Executive Officer and Director of AVX Corporation from 2015, and as a Chairman of the Board and President, Chief Executive Officer of AVX Corporation from 2016, he contributes to development of AVX Corporation. The Company nominated him as a Director sequentially because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on his such experience and exceptional insight.

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post			Number of the Company’s Shares held
9	Robert Whisler (Feb. 17, 1953)	Mar.	1981	Joined Kyocera America Inc.	3,752 (ADR)
		Sep.	2000	President and Representative Director of Kyocera America Inc.
		Jun.	2005	Executive Officer of the Company
		Apr.	2016	President and Director of Kyocera International Inc. [Present]
		Jun.	2016	Director of the Company [Present]
	Reason of the candidate for Director	Mr. Robert Whisler contributed to development of semiconductor package business as a President and Director of Kyocera America Inc., that was a subsidiary of the Company in United States of America, for many years. From 2016, he serves as a President and Director of Kyocera International Inc. The Company nominated him as a Director sequentially because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on such his experience and exceptional insight.
10	Tadashi Onodera (Feb. 3, 1948)	Jun.	1989	Director of DDI Corporation (currently KDDI Corporation)	2,006
		Jun.	1995	Managing Director of DDI Corporation
		Jun.	1997	Vice President and Representative Director of DDI Corporation
		Jun.	2001	President and Representative Director of KDDI Corporation
		Jun.	2005	President and Representative Director and Chairman of the Board of KDDI Corporation
		Dec.	2010	Chairman of the Board and Representative Director of KDDI Corporation
		Jun.	2013	Outside Director of the Company [Present]
		Jun.	2015

Chairman of the Board and Director of KDDI Corporation [Present]

(Important Concurrent Post outside the Company)

Director of Okinawa Cellular Telephone Company

Outside Director of Daiwa Securities Group Inc.

	Reason of the candidate for Outside Director	The Company nominated Mr. Tadashi Onodera as an Outside Director sequentially. The Company believes that he will be continuously capable of providing advice and undertaking supervision, based on his abundant management experience and exceptional insight as a corporate executive. In addition, he understands profoundly in the management rationale of the Company, and he gave precise advice and supervision of general corporate activities after the Outside Director assumption of office.

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post			Number of the Company’s Shares held
11	Hiroto Mizobata (Jul. 31, 1963)	Apr.	1986	Joined KPMG Asahi Shinwa Accounting, Inc. (now known as KPMG AZSA LLC)	1,559
		Mar.	1988	Registration as certified public accountant
		Dec.	1991	Registration as licensed tax accountant
		Mar.	1992	Representative of Mizobata Certified Public Accountant Office [Present]
		Jun.	2015

Outside Director of the Company [Present]

(Important Concurrent Post outside the Company)

Outside Director (the Audit Committee) of Yamaki Co., LTD.

Outside Director (the Audit Committee) of ES-CON JAPAN Ltd.

	Reason of the candidate for Outside Director	The Company nominated Mr. Hiroto Mizobata as an Outside Director sequentially. The Company believes that he will be continuously capable of providing advice and undertaking supervision, based on his abundant experience as a certified public accountant and licensed tax accountant, and exceptional insight. In addition, he gave precise advice and supervision of general corporate activities after the Outside Director assumption of office.
12	Atsushi Aoyama (Aug. 2, 1960)	Apr.	1985	Joined Mitsubishi Research Institute, Inc.	122
		May	1995	Researcher of Imperial College London
		Oct.	1999	Associate Professor of Resources Science Laboratory, Tokyo Institute of Technology
		Apr.	2005	Professor of Graduate School of Technology Management, Ritsumeikan University [Present]
		Jun.	2016	Outside Director of the Company [Present]
	Reason of the candidate for Outside Director	The Company nominated Mr. Atsushi Aoyama as an Outside Director sequentially. The Company believes that he will be continuously capable of providing advice and undertaking supervision, based on his abundant experience and exceptional insight about area of technology management that study companies who make much of technology development and innovation. In addition, he gave precise advice and supervision of general corporate activities after the Outside Director assumption of office.

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post			Number of the Company’s Shares held
13*	Keiji Itsukushima (May 3, 1958)	Mar.	1982	Joined the Company	4,315
		Jul.	2004	Executive Officer of the Kyocera Mita Corporation (currently Kyocera Document Solutions Inc.)
		Apr.	2007	Managing Executive Officer of the Kyocera Mita Corporation Senior General Manager of Corporate R&D Division 1 of the Kyocera Mita Corporation
		Apr.	2008	Senior General Manager of Corporate R&D Division of the Kyocera Mita Corporation
		Jun.	2008	Director and Managing Executive Officer of the Kyocera Mita Corporation
		Apr.	2012	Senior General Manager of Corporate Quality Assurance Division of the Kyocera Document Solutions Inc.
		Apr.	2015	Director and Senior Managing Executive Officer of the Kyocera Document Solutions Inc.
		Apr.	2016	Senior Executive Officer of the Company General Manager of Corporate Communication Equipment Group of the Company [Present]
		Apr.	2017	Managing Executive Officer of the Company [Present]
	Reason of the candidate for Director	Mr. Keiji Itsukushima was in charge of Corporate R&D Division of the Kyocera Document Solutions Inc., that is a subsidiary of the Company, and is contributing to development of the Company, from 2016 as a General Manager of Corporate Communication Equipments Group of the Company. The Company nominated him as a Director because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on such his experience and exceptional insight.
14*	Norihiko Ina (Sep. 16, 1963)	Apr.	1987	Joined the Mita Industrial Company Ltd. (currently Kyocera Document Solutions Inc.)	456
		Aug.	2011	President of the Kyocera Mita America Inc (currently Kyocera Document Solutions America, Inc.).
		Apr.	2012	Executive Officer of the Kyocera Document Solutions Inc.
		Apr.	2014	Managing Executive Officer of the Kyocera Document Solutions Inc.
		Jun.	2014	Director and Managing Executive Officer of the Kyocera Document Solutions Inc.
		Apr.	2016	Director of the Kyocera Document Solutions Inc. Senior General Manager of the Corporate Sales Division
		Apr.	2017	Managing Executive Officer of the Company [Present] President and Representative Director of the Kyocera Document Solutions Inc. [Present]
	Reason of the candidate for Director	Mr. Norihiko Ina has been in charge of domestic and oversea sales in area of the information equipment business, and contributing to global development of the information equipments business of the Company, from 2017 as a President and Representative Director of the Kyocera Document Solutions Inc. The Company nominated him as a Director because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on such his experience and exceptional insight.

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post			Number of the Company’s Shares held
15*	Takashi Sato (Sep. 22, 1960)	Mar.	1983	Joined the Company	4,109
		Jan.	2005	General Manager of Human Resource Division of the Company
		Apr.	2013	Executive Officer of the Company General Manager of Corporate Human Resources Group of the Company
		Apr.	2016	Senior Executive Officer of the Company General Manager of Corporate General Affairs Human Resources Group of the Company [Present]
		Apr.	2017	Managing Executive Officer of the Company [Present]
	Reason of the candidate for Director	Mr. Takashi Sato has been in charge of personnel affairs for long time, and contributing to development of the Company with his appropriate leading to General Affairs and Personnel Affairs Group as a General Manager of Corporate General Affairs Human Resources Group from 2016. The Company nominated him as a Director because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on such his experience and exceptional insight.

Asterisks (*) above denote new candidates.

Notes:

1.	Mr. Goro Yamaguchi, candidate for Director, is a Representative Director of Kyoto Purple Sanga Co., Ltd., with which the Company engages in transactions relating to advertising, etc. Also he is a Representative Director of Kyocera Communication Systems Co., Ltd., with which the Company engages in transactions relating to offering such as the distribution of solar power generating system related products and purchasing such as the information system.

2.	Mr. Hideo Tanimoto, candidate for Director, is Chairman of the Board of Dongguan Shilong Kyocera Co., Ltd., with which the Company engages in transactions relating to supply and purchase of electronic components and cutting tools, etc. Also, he is the Chairman of the Board of Kyocera (China) Sales & Trading Corporation, with which the Company engages in transactions relating to sale of electronic components and cutting tools, etc.

3.	Mr. Ken Ishii, candidate for Director, is a Representative Director of Kyocera Precision Tools Korea Co., Ltd., with which the Company engages in transactions relating to sale and purchase of cutting tools, etc. And also he is the Chairman of the Board of Kyocera Precision Tools (Ganzhou) Co., Ltd., with which the Company engages in transactions relating to purchase of cutting tools, etc and sale of equipment.

4.	Mr. John Sarvis, candidate for Director, is Chairman of the Board and, President and Chief Executive Officer and Director of AVX Corporation, with which the Company engages in transactions relating to supply and purchase of electronic components.

5.	There is no special interest between the other candidates and the Company.

6.	The number of shares of the Company owned by the candidates for the Directors above is as of March 31, 2017 and it includes their ownership in the Stock Purchase Plan for Kyocera Group Executives.

7.	Candidates who substantively own common stock of the Company by way of American Depositary Receipts (ADRs) are as follows:

Mr. John Sarvis	1,822 shares of common stock of the Company (1,822 ADRs)
Mr. Robert Whisler	3,752 shares of common stock of the Company (3,752 ADRs)

8.	Mr. Goro Yamaguchi, candidate for Director, is scheduled to be an Outside Director of KDDI Corporation at the Annual General Meeting of stockholders in KDDI Corporation to be held in June 2017.

9.	Matters with respect to the candidates for Outside Director are as follows:

(1)	Messrs. Tadashi Onodera, Hiroto Mizobata and Atsushi Aoyama are candidates for Outside Director.

(2)	The time in office of the candidates for Outside Director at the close of this Meeting is as follows.

Mr. Tadashi Onodera	4 years
Mr. Hiroto Mizobata	2 years
Mr. Atsushi Aoyama	1 year

(3)	The Company enters into an agreement with Messrs. Tadashi Onodera, Hiroto Mizobata and Atsushi Aoyama, regarding the limitation of their liability for damages due to negligence in the performance of their duties, in accordance with the provisions of the Companies Act and the Articles of Incorporation of the Company. The amount of their liability, as set under such agreement, shall be limited to the smallest amount specified in the applicable laws and regulations.

(4)	The Company will designate Messrs. Hiroto Mizobata and Atsushi Aoyama as Independent Director as provided for the rules Tokyo Stock Exchange upon their election as Outside Director.

- END -

(Accompanying Documents for the 63rd Ordinary General Meeting of Shareholders)

Business Report (April 1, 2016 to March 31, 2017)

1. Current Conditions of Kyocera Corporation and its Consolidated Subsidiaries

(1) Business Progress and Results

For fiscal 2017 sales in the Fine Ceramic Parts Group and the Semiconductor Parts Group increased compared with fiscal 2016 supported by increases in automobile sales in Asia and investment in communications infrastructure. By contrast, sales in the solar energy business decreased due primarily to market price erosion. Sales in the Telecommunications Equipment Group also decreased due to a decline in sales volume as a result of a revision in product strategy. In addition, a shift to appreciation of the yen as compared to depreciation in fiscal 2016 adversely affected sales. As a result, consolidated net sales for fiscal 2017 amounted to ¥1,422,754 million, down ¥56,873 million, or 3.8%, compared with fiscal 2016. Profit from operations increased by ¥11,886 million, or 12.8%, to ¥104,542 million as compared with fiscal 2016, due mainly to cost reduction efforts, and to the absence of impairment losses on goodwill and long lived assets recorded in fiscal 2016. Income before income taxes decreased by ¥7,734 million, or 5.3%, to ¥137,849 million as compared with fiscal 2016 due to the absence of a gain on the sale of an asset in the amount of approximately ¥20 billion recorded in fiscal 2016. Net income attributable to shareholders of Kyocera Corporation decreased by ¥5,204 million, or 4.8%, to ¥103,843 million.

Average exchange rates for fiscal 2017 were ¥108 to the U.S. dollar, marking appreciation of ¥12 (10.0%), and ¥119 to the Euro, marking appreciation of ¥14 (10.5%), from fiscal 2016. As a result, net sales and income before income taxes after translation into yen for fiscal 2017 were pushed down by approximately ¥94 billion and approximately ¥26 billion, respectively, compared with fiscal 2016.

Highlights of Consolidated Results

Notes:

1.	The amounts, numbers of shares and ratios (%) in this report are rounded to the nearest unit.

2.	Graphs in this report are presented solely for reference.

Consolidated Results by Reporting Segment

Fine Ceramic Parts Group

Net Sales: ¥97,445 million, up 2.5% year on year Operating Profit: ¥14,512 million, down 7.8% year on year

Sales in this reporting segment increased compared with fiscal 2016 due to an increase in sales of automotive components and components for semiconductor processing equipment, despite the negative impact of the yen’s appreciation. Operating profit decreased compared with fiscal 2016 due mainly to the negative impact of the yen’s appreciation and higher R&D expenses.

Semiconductor Parts Group*

Net Sales: ¥245,727 million, up 4.0% year on year Operating Profit: ¥25,662 million, down 39.2% year on year

Sales in this reporting segment increased compared with fiscal 2016 due to an increase in sales of ceramic packages for optical communications and other applications, which was more than enough to offset sluggish demand for organic multilayer boards for communications infrastructure. Operating profit decreased due to the absence of a gain on the sale of an asset in the amount of approximately ¥12 billion recorded in fiscal 2016, as well as to the negative impact of the yen’s appreciation and a decline in profit from the organic materials business.

*	Please refer to page 23.

Applied Ceramic Products Group

Net Sales: Operating Profit:	¥225,176 million, down 9.0% year on year ¥15,639 million, down 4.6% year on year

Sales in this reporting segment decreased compared with fiscal 2016 as a result of a decline in sales in the solar energy business due to a reduction in product prices worldwide and a decline in purchase price under the feed-in tariff system in Japan. Operating profit decreased as a result of the impact of lower sales and a decline in profit from the cutting tool business due to the negative impact of the yen’s appreciation.

Electronic Device Group

Net Sales: Operating Profit:	¥288,511 million, down 0.8% year on year ¥30,061 million, up 173.9% year on year

Sales in this reporting segment remained flat compared with fiscal 2016 due to the negative impact of the yen’s appreciation and to sales price erosion in capacitors and other products, which were enough to offset increased sales of crystal components. Operating profit increased due to the absence of impairment losses on goodwill and long lived assets in the display business in the amount of approximately ¥18 billion recorded in fiscal 2016.

Telecommunications Equipment Group

Net Sales: Operating Profit:	¥145,682 million, down 14.8% year on year ¥1,084 million, improve ¥5,642 million year on year

Sales in this reporting segment decreased compared with fiscal 2016 due to a decline in sales volume as a result of a reduction in the production ratio of low-end mobile phones for the overseas market, which was pursuant to Kyocera’s product strategy to specialize in distinctive mobile phones with unique features, such as high durability. Operating profit was recorded in fiscal 2017 as a result of product strategy and structural reforms.

Information Equipment Group

Net Sales: Operating Profit:	¥324,012 million, down 3.7% year on year ¥28,080 million, up 3.6% year on year

Sales in this reporting segment decreased compared with fiscal 2016 due to the negative impact of the yen’s appreciation, which was more than enough to offset solid sales volume for equipment supported by aggressive sales activities for new products. Operating profit increased compared with fiscal 2016, however, due to the effect of new product launches and cost reductions resulting from, among others, an improvement in productivity.

Others*

Net Sales: Operating Profit(Loss):	¥138,362 million, down 5.8% year on year ¥(544) million, improve ¥1,178 million year on year

Sales in this reporting segment decreased compared with fiscal 2016 due primarily to a decline in sales of Kyocera Communication Systems Co. Ltd. Operating loss was reduced compared with fiscal 2016 due to a cost reduction by principal subsidiaries while R&D expenses for new products and technologies were recorded in this reporting segment.

*	Former Kyocera Chemical Group, included in “Others” until fiscal 2016, has been reclassified and included in the “Semiconductor Parts Group” commencing from fiscal 2017. Due to this change, results for from fiscal 2014 to fiscal 2016 have been reclassified to conform to the current presentation.

Note :	The sum total of sales composition ratio shown on pages 17 to 23 shall not be 100% because “Adjustments and Eliminations” accounts for (2.9%) of consolidated net sales in fiscal 2017.

(2) Capital Expenditures

During fiscal 2017, Kyocera made capital expenditures to enhance production capacity in order to cope with high levels of demand and productivity in the Electronic Device Group and Semiconductor Parts Group. However, the capital expenditure in the Equipment Business decreased due to the rationalizing the production system for new models. As a result, capital expenditures for fiscal 2017 decreased by ¥1,152 million, or 1.7%, to ¥67,781 million, compared with fiscal 2016.

Required funds for fiscal 2017 were mainly financed from internal resources.

(3) Management Challenges

Kyocera has a wide range of management resources within the Kyocera Group, from materials technologies such as ceramics to components, devices, equipment, systems and services. Kyocera strives to expand existing businesses and create new businesses by strengthening ties in each business and maximizing the collective capabilities of the Kyocera Group in order to be a high-growth, highly profitable company. To expand existing businesses, Kyocera works to lower costs through process reform and enhance productivity through the use of advanced technologies as means to boost market share. To create new businesses, Kyocera works to develop new products by pursuing synergies on a technological front in-house, through M&A, and by collaborating with external entities.

Kyocera is focused on the following challenges:

i) Expand business in key markets

Kyocera views the information and communications market, the automotive-related market, the environment and energy market and the medical and healthcare market as key markets and will strive to increase sales and profit by expanding existing businesses and creating new businesses in these markets.

Specifically, in the information and communications market, Kyocera is pushing ahead with development and expansion of high-value-added products that contribute to the advanced performance, multiple functionality, miniaturization and ever thinner profile of digital consumer equipment, which includes smartphones, as well as components for network systems supporting the increasing volume of data and high-speed transmission. In addition, Kyocera works to introduce new products and cultivate new markets for telecommunications equipment and information equipment that incorporate unique technologies and are distinct from the competition.

In the automotive-related market, we actively seek to secure orders by way of a framework that straddles the Kyocera Group so that we can take advantage of various business opportunities associated with increased electrification and environmental responsiveness of automobiles and proliferation of automated driving. We will take steps to increase market share by expanding application of existing products and cultivating new customers. In addition, we will accelerate new product development for promising fields by strengthening technology development and collaborating with customers.

In the environment and energy market, Kyocera will push ahead with broad business development, from energy creating business through solar power generating systems and fuel cells to energy storage business through the supply of electricity storage units and energy management systems that utilize generated and stored power without any waste. In response to the rise in self-generation and self-consumption of power, we will seek to improve the conversion efficiency of solar modules, introduce a high-efficiency fuel cell system to market and expand sales of large storage batteries. We will also strengthen development of a system that contributes to the stable supply of power and power savings.

In the medical and healthcare market, Kyocera will expand the medical devices business, which includes prosthetic joints. Additionally, we will take advantage of business opportunities by pursuing synergies in technologies from materials to components and systems, and by linking up with external organizations. We will also work to reinforce new product development and expand business domain through the construction of a new R&D center that integrates development divisions for this market.

ii) Enhance management foundations

Kyocera will strive to expand production capacity and optimize its production system in Japan and overseas with the aim of further boosting competitiveness. We will actively invest in products with a forecast of increasing demand and work to introduce high-value-added products by leveraging sophisticated production technology capabilities. We will also pursue expansion of production volume and production items as well as pursue reductions in production costs in Vietnam. Moreover, we will strive to optimize our bases in an effort to further enhance productivity.

Note: Forward-Looking Statements

Certain of the statements made in this Notice are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General conditions in the Japanese or global economy;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	The effect of foreign exchange fluctuations on our results of operations;

(5)	Intense competitive pressures to which our products are subject;

(6)	Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities;

(7)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	Shortages and rising costs of electricity affecting our production and sales activities;

(9)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	Companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	Inability to secure skilled employees, particularly engineering and technical personnel;

(12)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(13)	Expenses associated with licenses we require to continue to manufacture and sell products;

(14)	Environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)	Unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)	Our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)	Earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)	Credit risk on trade receivables;

(19)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)	Impairment losses on long-lived assets, goodwill and intangible assets;

(21)	Unrealized deferred tax assets and additional liabilities for unrecognized tax benefits; and

(22)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this Notice.

(4) Four-Year Financial Summary

	(Yen in millions except per share amount)
	Fiscal 2014	Fiscal 2015	Fiscal 2016	Fiscal 2017
Net Sales	1,447,369	1,526,536	1,479,627	1,422,754

Income before Income Taxes	146,268	121,862	145,583	137,849

Net Income Attributable to Shareholders of Kyocera Corporation	88,756	115,875	109,047	103,843

Basic Earnings per Share Attributable to Shareholders of Kyocera Corporation (Yen)	241.93	315.85	297.24	282.62

Total Assets	2,636,704	3,021,184	3,095,049	3,110,470

Kyocera Corporation Shareholders’ Equity	1,910,083	2,215,319	2,284,264	2,334,219

Kyocera Corporation Shareholders’ Equity per Share (Yen)	5,206.48	6,038.57	6,226.58	6,347.95

Notes:

1.	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

2.	Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated using the average number of shares in issue during each respective fiscal year and Kyocera Corporation shareholders’ equity per share is calculated using the number of shares in issue excluding treasury stock at the end of each respective fiscal year.

3.	Net sales for fiscal 2014 increased compared with fiscal 2013 due to increases in component demand for digital consumer equipment mainly for smartphones and in demand for solar energy systems in Japan, in addition to an increase in sales overseas in the Information Equipment Group, and this result marked record high. Net income attributable to shareholders of Kyocera Corporation increased compared with fiscal 2013 due to the effect of higher sales and enhancement of productivity as well as recording of the environmental remediation charge at AVX Corporation in fiscal 2013.

4.	Net sales for fiscal 2015 marked record high as it did for the previous year due to increases in component sales for digital consumer equipment and automotive-related market. Net income attributable to shareholders of Kyocera Corporation increased compared with fiscal 2014 due mainly to the effect derived from the revaluation of deferred tax assets and liabilities in line with a revision of the tax system in Japan despite the recording of a loss from a review of asset valuation.

5.	Net sales for fiscal 2016 decreased compared with fiscal 2015 due mainly to a decline in sales of telecommunications equipment and solar energy systems, despite an increase in sales of components for smartphones and automotive-related market. Net income attributable to shareholders of Kyocera Corporation decreased compared with fiscal 2015 due mainly to the decrease of the effect derived from the revaluation of deferred tax assets and liabilities in line with a revision of the tax system in Japan.

6.	Performance for fiscal 2017 is as stated in “(1) Business Progress and Results” on previous pages.

(5) Principal Businesses (as of March 31, 2017)

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment, etc. The principal products and businesses are as follows:

Reporting Segment and Content of Business	Principal Product and Business

Fine Ceramic Parts Group:
Kyocera widely provides ceramic components for industrial machinery, information and communications equipment, automotive and various other industrial sectors by taking advantage of unique characteristics of ceramics.

Components for Semiconductor Processing Equipment and
Flat Panel Display Manufacturing Equipment

Information and Telecommunication Components

General Industrial Machinery Components

LED Related Products

Automotive Components

Semiconductor Parts Group:
Kyocera provides packages for protecting electronic components and semiconductor devices, organic multilayer boards for mounting these components and devices on electronic equipment and organic packaging materials.

Ceramic Packages Organic Multilayer Substrates Organic Multilayer Boards Organic Packaging Materials

Applied Ceramic Products Group:
Kyocera provides solar energy products, cutting tools, medical devices, jewelry and applied ceramic related products such as ceramic knives through application of technologies accumulated via development and production of fine ceramics.

Solar Power Generating Systems Battery Energy Storage Systems Cutting Tools Micro Drills Medical devices Jewelry and Applied Ceramic Related Products

Electronic Device Group:
Kyocera provides various electronic components and devices in a wide range of market such as information and communications equipment, industrial machinery and automotive-related.

Capacitors Connectors Crystal Components SAW Devices Power Semiconductor Products Printing Devices Liquid Crystal Displays
Telecommunications Equipment Group: Kyocera provides high functionality and ruggedized smartphones and mobile phones stick to facilitate ease of use in Japan and overseas.	Smartphones Mobile Phones Communication Modules

Information Equipment Group:
Kyocera provides a diverse lineup of printers and MFPs featuring outstanding environmental and economic performance as well as solutions that resolve customers’ individual management issues.

Monochrome and Color Printers and Multifunctional Products Document Solutions Application Software Supplies
Others: Kyocera provides information and communications service business and engineering business, among others.	Information Systems and Telecommunication Services Engineering Business Management Consulting Business Realty Development Business

(6) Significant Subsidiaries (as of March 31, 2017)

Name of Subsidiary	Amount of Capital (Yen in millions and others in thousands)	Ownership by Kyocera Corporation (%)	Principal Business

Kyocera Solar Corporation	¥310	100.00	Construction of solar energy products

Kyocera Medical Corporation*1	¥2,500	100.00	Development, manufacturing and sale of medical devices

Kyocera Connector Products Corporation*1	¥400	100.00	Development, manufacturing and sale of electronic devices

Kyocera Crystal Device Corporation*1	¥16,318	100.00	Development, manufacturing and sale of electronic devices

Kyocera Display Corporation	¥4,075	100.00	Development, manufacturing and sale of electronic devices

Kyocera Document Solutions Inc.	¥12,000	100.00	Development, manufacturing and sale of information equipment

Kyocera Communication Systems Co., Ltd.	¥2,986	76.30	Provision of engineering services and IT services

Shanghai Kyocera Electronics Co., Ltd.	¥17,321	100.00	Manufacturing of fine ceramic-related products

Kyocera (Tianjin) Solar Energy Co., Ltd.	US$30,200	90.00	Manufacturing of solar energy products

Dongguan Shilong Kyocera Co., Ltd.	HK$472,202	90.00	Manufacturing of cutting tools and electronic devices

Kyocera (China) Sales & Trading Corporation	US$10,000	90.00	Sale of fine ceramic-related products and electronic devices

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.*2	MYR28,000	100.00	Manufacturing of telecommunications equipment

Kyocera Asia Pacific Pte. Ltd.	US$35,830	100.00	Sale of fine ceramic-related products and electronic devices

Kyocera International, Inc.	US$34,850	100.00	Manufacturing and sale of fine ceramic-related products and sale of telecommunications equipment

AVX Corporation	US$1,763	69.06	Development, manufacturing and sale of electronic devices

Kyocera Fineceramics GmbH	EURO1,687	100.00	Sale of fine ceramic-related products and electronic devices

Asterisk (*1) shows Kyocera Corporation reorganized its business as described below, effective as from April 1, 2017.

Kyocera Medical Corporation, Kyocera Connector Products Corporation and Kyocera Crystal Device Corporation were merged into Kyocera Corporation.

Asterisk (*2) shows Kyocera Corporation made a resolution for a liquidation of Kyocera Telecom Equipment (Malaysia) Sdn. Bhd. at the meeting of Board of Directors held on May 1, 2017.

(7) Principal Business Sites (as of March 31, 2017)

Japan:

Kyocera Corporation Headquarters : 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Hokkaido Kitami Plant

Fukushima Koriyama Plant

Kawasaki Plant

Kanagawa Hadano Plant

Niigata Shibata Plant

Toyama Nyuzen Plant

Nagano Okaya Plant

Shiga Gamo Plant

Shiga Yohkaichi Plant

Shiga Yasu Plant

Kyoto Ayabe Plant

Kagoshima Sendai Plant

Kagoshima Kokubu Plant

Kagoshima Hayato Plant

Tokyo Office

Yokohama Office

Osaka Daito Office

R&D Center, Keihanna (Kyoto)

R&D Center, Kagoshima

Kyocera Solar Corporation (Kyoto)

Kyocera Medical Corporation (Osaka)

Kyocera Connector Products Corporation (Kanagawa)

Kyocera Crystal Device Corporation (Yamagata) Kyocera Display Corporation (Shiga)

Kyocera Document Solutions Inc. (Osaka)

Kyocera Document Solutions Japan Inc. (Tokyo)

Kyocera Communication Systems Co., Ltd. (Kyoto)

Kyocera Realty Development Co., Ltd. (Tokyo)

Hotel Kyocera Co., Ltd. (Kagoshima)

Hotel Princess Kyoto Co., Ltd. (Kyoto)

Overseas:

Shanghai Kyocera Electronics Co., Ltd. (China)

Kyocera (Tianjin) Solar Energy Co., Ltd. (China)

Dongguan Shilong Kyocera Co., Ltd. (China)

Kyocera (China) Sales & Trading Corporation (China)

Kyocera Document Technology (Dongguan) Co., Ltd. (China)

Kyocera Precision Tools Korea Co., Ltd. (Korea)

Kyocera Korea Co., Ltd. (Korea)

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd. (Malaysia)

Kyocera Asia Pacific Pte. Ltd. (Singapore)

Kyocera Vietnam Co., Ltd. (Vietnam)

Kyocera Document Technology Vietnam Co., Ltd. (Vietnam)

Kyocera International, Inc. (U.S.A.)

Kyocera Precision Tools, Inc. (U.S.A.)

Kyocera SGS Precision Tools, Inc. (U.S.A.)

AVX Corporation (U.S.A.)

Kyocera Document Solutions America, Inc. (U.S.A.)

Kyocera Document Solutions Europe B.V. (Netherlands)

Kyocera Document Solutions Deutschland GmbH (Germany)

TA Triumph-Adler GmbH (Germany)

Kyocera Fineceramics GmbH (Germany)

Kyocera Unimerco A/S (Denmark)

(8) Employees (as of March 31, 2017)

i) Consolidated

Reporting Segment	Number of Employees	Change from the End of Fiscal 2016
Fine Ceramic Parts Group	3,369	Increase of	184
Semiconductor Parts Group	8,895	Decrease of	18
Applied Ceramic Products Group	7,233	Decrease of	699
Electronic Device Group	20,880	Increase of	643
Telecommunications Equipment Group	3,258	Decrease of	982
Information Equipment Group	19,029	Increase of	1,718
Others	5,945	Increase of	85
Headquarters	1,544	Decrease of	7

Total	70,153	Increase of	924

Note:    The number of employees represents the total number of regular employees who work full-time.

ii) Non-consolidated

Number of Employees	16,463
Change from the End of Fiscal 2016	Increase of 2,317
Average Age	41.4
Average Years of Service	17.8

Note:    The number of employees represents the total number of regular employees who work full-time.

2. Shares (as of March 31, 2017)

(1) Total Number of Shares Authorized to Be Issued:	600,000,000

(2) Total Number of Shares Issued:	377,618,580

(Of which, Number of Treasury Shares:	9,906,197)

(3) Number of Shareholders:	55,773

(4) Major Shareholders (Top 10 Largest Shareholders)

Name	Number of Shares Owned (Shares in thousands)	Share Ownership Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	42,098	11.45
Japan Trustee Services Bank, Ltd. (Trust Account)	24,757	6.73
State Street Bank and Trust Company	17,276	4.70
The Bank of Kyoto, Ltd.	14,436	3.93
Kazuo Inamori	11,212	3.05
Inamori Foundation	9,360	2.55
KI Enterprise Co., Ltd.	7,099	1.93
Trust & Custody Services Bank, Ltd. (Stock Investment Trust Account)	6,865	1.87
Japan Trustee Services Bank, Ltd. (Trust Account 5)	6,031	1.64
JP Morgan Chase Bank 385632	5,561	1.51

Note:    Share ownership ratios are calculated after deduction of the treasury shares.

3. Directors and Audit & Supervisory Board Members

(1) List of Directors and Audit & Supervisory Board Members (as of March 31, 2017)

Position	Name	Area of Responsibility and Important Concurrent Post
Chairman of the Board and Representative Director	Tetsuo Kuba
Vice Chairman of the Board and Representative Director	Tatsumi Maeda	In charge of Engineering and Technology
President and Representative Director	Goro Yamaguchi	President and Executive Officer
Director	Ken Ishii	Senior Managing Executive Officer General Manager of Corporate Cutting Tool Group
Director	Hiroshi Fure	Senior Managing Executive Officer General Manager of Corporate Organic Materials Semiconductor Components Group
Director	Yoji Date	Senior Managing Executive Officer President and Representative Director of Kyocera Connector Products Corporation
Director	Takashi Kuki	Managing Executive Officer President and Representative Director of Kyocera Document Solutions Inc.
Director	Hideo Tanimoto	Managing Executive Officer General Manager of Corporate Fine Ceramics Group
Director	Koichi Kano	Managing Executive Officer General Manager of Corporate Development Group
Director	Shoichi Aoki	Managing Executive Officer General Manager of Corporate Financial and Accounting Group
Director	Yoshihito Ohta	Managing Executive Officer Chairman of the Board and Representative Director of Kyocera Communication Systems Co., Ltd.
Director	John Sarvis	Chairman of the Board and President, Chief Executive Officer and Director of AVX Corporation
Director	Robert Whisler	President and Director of Kyocera International Inc.
Director	Tadashi Onodera	Chairman of the Board and Director of KDDI Corporation

Position	Name	Area of Responsibility and Important Concurrent Post
Director	Hiroto Mizobata	Representative of Mizobata Certified Public Accountant Office
Director	Atsushi Aoyama	Professor of Graduate School of Technology Management, Ritsumeikan University
Full-time Audit & Supervisory Board Member	Itsuki Harada
Audit & Supervisory Board Member	Osamu Nishieda	Attorney-at-law
Audit & Supervisory Board Member	Hitoshi Sakata	Partner Attorney-at-law of Oike Law Office
Audit & Supervisory Board Member	Masaaki Akiyama	Certified public accountant

Notes:

1.	Important Concurrent Posts Undertaken by Directors and Audit & Supervisory Board Members in fiscal 2017.

(1)	Messrs. Tetsuo Kuba, Chairman of the Board and Representative Director, Tatsumi Maeda, Vice Chairman of the Board and Representative Director, Goro Yamaguchi, President and Representative Director, Koichi Kano, Director, and Shoichi Aoki, Director, serve as Directors of AVX Corporation.

(2)	Mr. Tetsuo Kuba, Chairman of the Board and Representative Director, serves as an Outside Director of KDDI Corporation.

(3)	Mr. Tadashi Onodera, Director, serves as a Director of Okinawa Cellular Telephone Company and an Outside Director of Daiwa Securities Group Inc.

(4)	Mr. Hiroto Mizobata, Director, serves as an Outside Director (the Audit Committee) of Yamaki Co., Ltd. and of ES-CON JAPAN Ltd.

(5)	Mr. Hitoshi Sakata, Audit and Supervisory Board Member, serves as an Outside Director of the Nippon Shinyaku Co. Ltd.

(6)	Mr. Masaaki Akiyama, Audit and Supervisory Board Member, serves as an Outside Audit & Supervisory member of Joyful Honda Co., Ltd. and a Supervisory Officer of the United Urban Investment Corporation.

2.	Important Concurrent Posts Undertaken by Outside Director and Audit & Supervisory Board Members, and their Relations with Kyocera Corporation

(1)	Kyocera Corporation engages in transactions relating to sale of mobile phones, etc. with KDDI Corporation and Okinawa Cellular Telephone Company where Mr. Tadashi Onodera, Director, serves as Chairman of the Board and Director respectively. And there is no special interest between Kyocera Corporation and Daiwa Securities Group Inc. where he serves as an Outside Director.

(2)	There is no special interest between Kyocera Corporation and Mizobata Certified Public Accountant Office where Mr. Hiroto Mizobata, Director, serves as a Representative. And also there is no special interest between Kyocera Corporation and, Yamaki Co., Ltd. and ES-CON JAPAN Ltd. where he serves as an Outside Director (the Audit Committee).

(3)	Kyocera Corporation engages in transactions relating to sale of applied ceramic products with Ritsumeikan University where Mr. Atsushi Aoyama, Director, serves as a Professor of Graduate School, but there is no transaction with department of Technology Management where he serves as a Professor.

(4)	There is no special interest between Kyocera Corporation and Oike Law Office where Mr. Hitoshi Sakata, Audit and Supervisory Board Member, serves as a Partner Attorney-at-law. And also there is no special interest between Kyocera Corporation and Nippon Sinyaku Co., Ltd. where he serves as an Outside Director.

(5)	There is no special interest between Kyocera Corporation and Joyful Honda Co., Ltd. where Mr. Masaaki Akiyama, Audit & Supervisory Board Member, serves as an Outside Audit & Supervisory Board Member. And also there is no special interest between Kyocera Corporation and United Urban Investment Corporation where he serves as a Supervisory Officer.

3.	Messrs. Tadashi Onodera, Hiroto Mizobata and Atsushi Aoyama are Outside Director and Messrs. Hitoshi Sakata and Masaaki Akiyama are Outside Audit & Supervisory Board Members.

4.	Mr. Itsuki Harada has abundant experience in the accounting division and exceptional insight about financial and accounting affairs.

5.	Mr. Masaaki Akiyama has qualifications as a certified public accountant and exceptional insight about financial and accounting affairs.

6.	Kyocera Corporation has designated Messrs. Hiroto Mizobata and Atsushi Aoyama as Independent Director and Messrs. Hitoshi Sakata and Masaaki Akiyama as Independent Audit & Supervisory Board Members as provided for in the rules of the Tokyo Stock Exchange.

7.	“Position” and “Area of Responsibility and Important Concurrent Post” of Director have been changed as of April 1, 2017, as follows.

Position	Name	Area of Responsibility and Important Concurrent Post
Chairman of the Board and Representative Director	Goro Yamaguchi
President and Representative Director	Hideo Tanimoto	President and Executive Officer
Director	Yoji Date	Senior Managing Executive Officer General Manager of Corporate Electronic Components Group
Director and Advisor	Tetsuo Kuba
Director	Tatsumi Maeda	In charge of Engineering and Technology
Director	Takashi Kuki	Vice Chairman of the Board and Director of Kyocera Document Solutions Inc.
Director	Yoshihito Ohta	Advisor of Kyocera Communication Systems Co., Ltd.

(2) Audit & Supervisory Board Members Retired During Fiscal 2017

Audit & Supervisory Board Members retired during fiscal 2017 are as follows:

Position as of Retirement	Name	Area of Responsibility and Important Concurrent post as of Retirement	Reason for Retirement	Retirement Date
Full-time Audit & Supervisory Board Member	Yoshihiro Kano		Resignation	June 24, 2016
Full-time Audit & Supervisory Board Member	Kouji Mae		Resignation	June 24, 2016
Audit & Supervisory Board Member	Yoshinori Yasuda	Director of Research Center for Pan-Pacific Civilizations, Ritsumeikan University	Expiration of term of office	June 24, 2016
Audit & Supervisory Board Member	Nichimu Inada	President and Representative Director of Family Inada Co., Ltd.	Expiration of term of office	June 24, 2016
Audit & Supervisory Board Member	Yasunari Koyano	Representative Lawyer of Koyano LPC	Resignation	June 24, 2016

(3) Remuneration to Directors and Audit & Supervisory Board Members for Fiscal 2017

	Number of Persons Qualified to Receive Remuneration	Amount of Remuneration (Yen in million)
Directors	16	390
(Outside Directors of 16 Directors above)	(3)	(33)
Audit & Supervisory Board Members	9	61
(Outside Audit & Supervisory Board Members of 9 Audit & Supervisory Members above)	(5)	(21)

Total	25	451

Notes:

1.	The amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for those Directors who serve as such.

2.	As of the end of fiscal 2017, there were 16 Directors and 4 Audit & Supervisory Board Members, with 3 of the former being an Outside Director and 2 of the latter being Outside Audit & Supervisory Board Members.

3.	Remuneration to Directors and Audit & Supervisory Board Members was determined by the resolution adopted at the 55th Ordinary General Meeting of Shareholders, which was held on June 25, 2009, as follows:

[Aggregate Amount of Remuneration to Directors]

Basic Remuneration:	No more than ¥400 million per year (not including salaries for services as employees or Executive Officers for those Directors who serve as such).

Bonuses to Directors:	No more than 0.2% of the Consolidated Net Income of Kyocera Corporation* for the relevant fiscal year, provided that such amount shall not exceed ¥300 million per year.

*	Pursuant to a change in U.S. accounting standards, this has been revised to “Net Income Attributable to Shareholders of Kyocera Corporation.”

[Aggregate Amount of Remuneration to Audit & Supervisory Board Members]

Basic Remuneration:	No more than ¥100 million per year.

(4) Outside Director and Audit & Supervisory Board Members

(i) Activities of Outside Director and Audit & Supervisory Board Members During Fiscal 2017

(a)	Mr. Tadashi Onodera, Outside Director, attended all of the 12 meetings of the Board of Directors which were held during fiscal 2017 and expressed his views based on his abundant knowledge and experience as a corporate executive.

(b)	Mr. Hiroto Mizobata, Outside Director, attended all of the 12 meetings of the Board of Directors which were held during fiscal 2017 and expressed his views based on his abundant knowledge and experience as a Certified Public Accountant.

(c)	Mr. Atsushi Aoyama, Outside Director, attended all of the 9 meetings of the Board of Directors which were held after taking office during fiscal 2017 and expressed his views based on his abundant knowledge and experience as a university professor.

(d)	Mr. Hitoshi Sakata, Outside Audit & Supervisory Board Member, attended all of the 9 meetings of the Board of Directors and all of the 5 meetings of the Audit & Supervisory Board which were held after taking office during fiscal 2017 and expressed his views based on his abundant knowledge and experience as an attorney-at-law.

(e)	Mr. Masaaki Akiyama, Outside Audit & Supervisory Board Member, attended all of the 9 meetings of the Board of Directors and all of the 5 meetings of the Audit & Supervisory Board which were held after taking office during fiscal 2017 and expressed his views based on his abundant knowledge and experience as a Certified Public Accountant..

(ii) Summary of Agreements Regarding the Limitation of Liability

Kyocera Corporation has entered into an agreement with Outside Directors and Audit & Supervisory Board Members regarding the limitation of their liability for damages caused by negligence in the performance of their duties, in accordance with paragraph 1 of Article 427 of the Companies Act and Article 28 and 36 of the Articles of Incorporation of the Company. The amount of liability to which they are subject to, as set under such agreements, is limited to the minimum amount of liability provided under applicable laws and regulations.

4. Accounting Auditor

(1)	Name of Accounting Auditor: PricewaterhouseCoopers Kyoto

(2)	Remuneration and Other Amounts Payable to Accounting Auditor

Remuneration and Other Amounts Payable by Kyocera Corporation to the Accounting Auditor for the Services for Fiscal 2017	¥277 million
Total Amount of Cash and Other Financial Benefits Payable by Kyocera Group to the Accounting Auditor for the Services for Fiscal 2017	¥530 million

Notes:

1.	The overseas subsidiaries of Kyocera Corporation are audited by an auditing firm other than that used by Kyocera Corporation as its Accounting Auditor.

2.	In the audit agreement between Kyocera Corporation and the Accounting Auditor, remuneration is determined without separately indicating amounts payable for auditing under the Companies Act and for auditing under the Financial Instruments and Exchange Law. Accordingly, ¥277 million represents the aggregate remuneration for both of these auditing services.

3.	Audit & Supervisory Board agrees to the fee of Accounting Auditor based on Paragraph 1 of Article 399 of the Companies Act through following measures.

Audit & Supervisory Board obtains the necessary materials from Directors, relevant internal company divisions and Accounting Auditor and receives the reports. And Audit & Supervisory Board confirms audit content, hours and details and trend of its fee in previous fiscal year, and considers estimates of audit fee in the fiscal year.

(3)	Non-Audit-related Service

Kyocera Group paid consideration to PricewaterhouseCoopers Kyoto for the advisory service relating to financial report as the service (non-audit-related) except services provided in Paragraph 1 of Article 2 of the Certified Public Accountants Act of Japan.

(4)	Policy Regarding Decision to Terminate or Not to Reappoint Accounting Auditor

In the event that the Audit & Supervisory Board determines that the Accounting Auditor is subject to any of the events provided in Paragraph 1 of Article 340 of the Companies Act, the Audit & Supervisory Board is authorized to terminate the office of such Accounting Auditor, based on the Regulations of the Audit & Supervisory Board. Should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that such Accounting Auditor will be able to properly perform an audit, the Audit & Supervisory Board shall determine the resolution to be proposed to the General Meeting of Shareholders to terminate or not to reappoint such Accounting Auditor.

5. System and Policy

Kyocera Corporation has adopted through its Board of Directors Meeting the “Kyocera Group Basic Policy for Corporate Governance and Internal Control” as follows:

Kyocera Group

Basic Policy for Corporate Governance and Internal Control

Kyocera Group has made “Respect the Divine and Love People” its corporate motto and “To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind.” its management rationale.

Kyocera Group always strives to maintain equity and fairness, and faces all situations with courage and conscience, and it intends to realize transparent systems for corporate governance and internal control.

Under such corporate motto and management rationale, the Board of Directors is implementing a basic policy for corporate governance and internal control as described below.

This statement of basic policy sets forth such basic policy in accordance with Paragraph 5 and item 6 of Paragraph 4 of Article 362 of the Corporation Act, and Paragraphs 1 and 3 of Article 100 of the Execution Rules of the Corporation Act, which require establishment of a system to ensure that conduct of business by the Directors will be in compliance with all applicable laws and regulations and the Articles of Incorporation and to ensure proper conduct of business by Kyocera Corporation (the “Company”) and Kyocera Group, as a whole.

I.    Corporate Governance

1.    Basic Policy for Corporate Governance

The Board of Directors of the Company defines the corporate governance of Kyocera Group to mean “structures to ensure that Directors conducting the business manage the corporations in a fair and correct manner”.

The purpose of corporate governance is to maintain soundness and transparency of management and to achieve fair and efficient corporate management, through which the management rationale of Kyocera Group can be realized.

The Board of Directors shall inculcate the “Kyocera Philosophy”, which is the basis of the management policy of Kyocera Group, into all Directors and employees working in Kyocera Group, and establish a sound corporate culture. The Board of Directors shall establish proper corporate governance through exercise of the Kyocera Philosophy (Note).

Note:	The “Kyocera Philosophy” is a corporate philosophy and life philosophy created through integration of the thoughts of the founder of the Company regarding management and life. The “Kyocera Philosophy” incorporates a wide range of matters relating to basic thoughts on management and methods of undertaking day-to-day work, based on the core criterion of “what is the right thing to do as a human being”.

2.    System for Corporate Governance

The Board of Directors of the Company determines, pursuant to the basic policy described in 1 above, the below-outlined system for corporate governance of the Company, which is the core company within Kyocera

Group, to ensure that the conduct of business by the Directors is in compliance with all applicable laws and regulations and the Articles of Incorporation. The Board of Directors will constantly seek the ideal system for corporate governance and always evolve and develop its existing corporate governance system.

(1)  Organs of Corporate Governance

The Board of Directors shall establish a corporate structure in which the Audit & Supervisory Board Members and the Audit & Supervisory Board will serve as organs of corporate governance pursuant to the provisions of the Articles of Incorporation, as approved by the General Meeting of Shareholders of the Company. Directors of the Company shall strictly observe the following, to ensure effective audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board:

(i)	Matters relating to employees to facilitate the tasks of Audit & Supervisory Board Members (including matters relating to the independence of such employees from the Directors and matters to the ensure effectiveness of instructions from the Audit & Supervisory Board Members to such employees)

Representative Directors shall establish offices for the Audit & Supervisory Board Members upon their request, and shall cause certain employees, nominated through prior discussion with the Audit & Supervisory Board Members, to work in such offices to assist in the tasks of the Audit & Supervisory Board Members and the Audit & Supervisory Board. Such employees, while still subject to the work rules of the Company, shall be under the instruction and supervision of each of the Audit & Supervisory Board Members, and transfer, treatment (including evaluation) and disciplinary action relating to them shall be made only following discussion with the Audit & Supervisory Board Members.

(ii)	System for reporting to the Audit & Supervisory Board Members by Directors and employees and other related parties, and other systems relating to reporting to the Audit & Supervisory Board Members (including the system to ensure that the reporting party shall not be treated adversely due to such report)

In the event that any Director becomes aware of any matter that breaches or may breach any law or regulation or the Articles of Incorporation, or in the event that any Director becomes aware of any matter that may cause substantial damage to Kyocera Group, he or she shall immediately report thereon to the Audit & Supervisory Board. In addition, in the event that any of the Audit & Supervisory Board Members or the Audit & Supervisory Board requests a report from any Director pursuant to the Regulations of the Audit & Supervisory Board, such Director shall comply with such request.

Representative Directors shall cause the internal audit department to report regularly the status of the internal audit to the Audit & Supervisory Board Members. In addition, upon request from the Audit & Supervisory Board Members, Representative Directors shall cause any specified department(s) to report the status of their conduct of business directly to the Audit & Supervisory Board Members. Representative Directors shall also maintain a “system for internal complaint reporting to the Audit & Supervisory Board”, established by the Audit & Supervisory Board, under which all related parties including Directors, employees, suppliers and customers of Kyocera Group may submit complaints directly to the Audit & Supervisory Board.

Representative Directors shall not treat adversely the party who submitted the report to the Audit & Supervisory Board such as transfer or disciplinary action, because of such report.

(iii)	Matters relating to the policy for handling of costs and claims which may incur in the course of the execution of the tasks of the Audit & Supervisory Board Members

Representative Directors shall accept request from Audit & Supervisory Board Members for reimbursement of costs in accordance with the Regulations of the Audit & Supervisory Board and shall make payment thereof accordingly.

(iv)	Other systems to ensure effective audit by the Audit & Supervisory Board Members

In the event that Representative Directors are requested by any of the Audit & Supervisory Board Members to effectuate any of the following matters, as necessary to establish a system to ensure effective audit by the Audit & Supervisory Board Members, Representative Directors shall comply with such request:

a.	Attendance at important meetings;

b.	Inspection of minutes of important meetings, important approval documents and important agreements, etc.; and

c.	Meetings with Representative Directors to exchange opinions regarding management of the Company in general.

(2)  Kyocera Philosophy Education

Representative Directors of the Company shall undertake “Kyocera Philosophy Education” from time to time in order to inculcate the “Kyocera Philosophy” into the Directors (including themselves) and employees of Kyocera Group.

II.    Internal Controls

1.    Policy for Internal Controls

The Board of Directors of the Company defines the Internal Controls of Kyocera Group to mean “systems to be established within the corporate organization to achieve management policy and master plans in a fair manner, in order for the Directors undertaking management of the Company to effectuate management policy”. The Board of Directors of the Company will establish internal controls through implementation of the “Kyocera Philosophy”.

2.    System for Internal Controls

Under the policy as described in 1 above, the Board of Directors shall cause Representative Directors to establish the systems described below. In addition, the Board of Directors shall constantly evolve and develop such systems, seeking an ideal system of internal controls.

(1)	Management and maintenance of information relating to conduct of business by Directors

Representative Directors shall establish the “Kyocera Disclosure Committee” as a system for making timely and appropriate disclosure of information and for properly maintaining information relating to the conduct of business by the Directors in accordance with applicable laws and regulations and the Internal Rules of the Company.

(2)	Internal Rules and Systems relating to management of risk of loss of Kyocera Group, and systems to ensure that conduct of business by all employees of Kyocera Group and Directors of the Company’s subsidiaries is in compliance with applicable laws and regulations and the Articles of Incorporation.

Representative Directors shall create a risk management department in order to establish a risk management system for Kyocera Group. Representative Directors shall also establish systems to undertake necessary actions from time to time.

Representative Directors shall establish “employee consultation corners” as an internal complaint reporting system within Kyocera Group, so that employees who become aware of any matter that breaches or may breach laws or regulations or the Articles of Incorporation or other internal rules can report thereon. The employee consultation corners will take appropriate action in respect of reports received thereby, which shall be treated in accordance with the Law for Protection of Reporters in the Public Interest. Besides, Representative Directors shall establish the system to take actions as necessary.

(3)	Systems to ensure efficient conduct of business by Directors

Representative Directors shall clearly delegate authority and related responsibility by establishing an Executive Officer system to achieve efficient and effective conduct of business. Representative Directors shall cause the Executive Officers to report the status of their conduct of business to the Board of Directors, etc, and, accordingly, a system shall be maintained under which Representative Directors can verify whether business is conducted efficiently.

(4)	Other System to ensure appropriate conduct of business at Kyocera Group

In addition to the matters described in (1) through (3) above, as a system to ensure the appropriate conduct of business at Kyocera Group and for efficient operation of Kyocera Group, Representative Directors shall establish the Kyocera Group Management Committee. Such Committee shall discuss important matters relating to Kyocera Group and receive reports relating thereto. Representative Directors shall also establish departments to support appropriate and efficient execution of business of each of the companies in Kyocera Group, and an internal audit department in order to conduct audits regularly to evaluate the appropriateness of conduct of business at Kyocera Group.

The current status of the preparedness of systems relating to internal control is as follows:

(i)	The “Kyocera Code of Conduct” was established in June 2000.

(ii)	The “Risk Management Division” was established in September 2000 in order to create a thorough system to ensure compliance with laws and regulations and internal rules.

(iii)	The “Kyocera Management Committee”, which was renamed the “Kyocera Group Management Committee” in August 2002, was established in January 2001.

(iv)	The “Kyocera Disclosure Committee” was established in April 2003.

(v)	The “Employee Counseling Office” was established in April 2003 as a function of the whistleblower reporting system.

(vi)	The Executive Officer System was introduced in June 2003 to improve management efficiency.

(vii)	The “Global Audit Division,” which was reorganized by the merger of “Risk Management Division” and renamed the “Corporate Global Audit Division” later in April 2010, was established in May 2005 to undertake internal audits, and it regularly conducts audits of Kyocera’s businesses, and reports the results of such audits to the Directors and Audit & Supervisory Board Members of Kyocera Corporation. It also serves as a mechanism for meeting the requirements of Article 404 of the Sarbanes-Oxley Act of the United States of America.

(viii)	“Kyocera Group Philosophy Committee” was established in May 2013.

(ix)	The functions of risk management were transferred from the Corporate Global Audit Division to the Corporate General Affairs Group (currently Corporate General Affairs Human Resources Group). The “Risk Management Department” was established within the Group in January 2014 in order to restructure the risk management system.

(x)	“Kyocera Group Basic Policy for Risk Management” was established in June 2016.

(Outline of operational Status of Corporate Governance and Internal Controls)

Corporate Governance and Internal Controls of the Company operate appropriately as mentioned below.

•

Audit & Supervisory Board was held 8 times in fiscal 2017. Audit was conducted premeditatedly based on Audit policy and plan resolved in July 2016. In addition, Audit & Supervisory Board Members talk regularly with Representative Directors about whole management. Independence of employees who support accomplishing Audit & Supervisory Board Member’s duties is maintained according to basic policy. Expenses of Audit & supervisory members are capitalized according to audit plan based on the Regulations of the Audit & Supervisory Board. In addition there was no expense out of the plan in fiscal 2017.

•

The Corporate Global Audit Division, charged in internal audit, reported audit result 12 times to Audit & Supervisory Board Members in fiscal 2017. Report to Audit & Supervisory Board was carried out appropriately, because information needed by Audit & Supervisory Board Members is offered according to request of report about business execution from Audit & Supervisory Board Members.

•	By “Kyocera whistleblower system” the personal information of reporter is handled as a secret matter and disadvantageous treatment to persons who made report is not considered.

•

The “Kyocera Disclosure Committee”, held 5 times in fiscal 2017, disclosed information timely and appropriately and evaluation results are reported by chairperson of this committee to Representative Director. Information relating to the exercise of Director’s office, for example minutes of Board of Director, minutes of Kyocera Group Management committee and Ringi approval, are preserved appropriately in compliance with applicable laws and internal regulations.

•

Board of Director, held 12 times in fiscal 2017, has 16 Directors including 3 Outside Director. Board of Director made decision of important matters at Kyocera Group and controlled the business execution. In addition, business is more effective and appropriately executed because of Executive Officer System.

•

Kyocera Group Management Committee, held 18 times in fiscal 2017, evaluated important matters at Kyocera Group or received the report. In addition, indirect department supported each affiliated company to work appropriately and effectively.

•

Kyocera Group Philosophy Committee was held 2 times in fiscal 2017. This committee established the policy of Philosophy Education and work on Philosophy inculcation activity focused on work floor in domestic and work on Philosophy education depending on each local situation and business condition in overseas.

•

Risk Management Department makes a report system that serious matter occurred in Kyocera Group is reported to Representative Directors. In addition, according to “Kyocera Group Basic Policy for Risk Management” which was established in June 2016, the system for risk management was maintained and the risk management education was carried out for the person in charge.

•	In Kyocera Corporation and each Kyocera group Company the Employee Counseling Office was established. It deals with matters reported properly.

•

Compliance Audit is practiced by Corporate Global Audit Division. In addition, compliance education about antitrust laws and prevention of the insider trade, etc. is also practiced by appropriate division.

Consolidated Balance Sheets

	(Yen in millions)
	March 31,		Increase (Decrease)
	2016	2017
Current assets:
Cash and cash equivalents	¥374,020	¥376,195	¥2,175
Short-term investments in debt securities	101,566	84,703	(16,863)
Other short-term investments	213,613	212,668	(945)
Trade notes receivables	22,832	28,370	5,538
Trade accounts receivables	266,462	291,485	25,023	*1
Less allowances for doubtful accounts and sales returns	(5,278)	(5,593)	(315)
Inventories	327,875	331,155	3,280
Other current assets	133,671	119,714	(13,957)

Total current assets	1,434,761	1,438,697	3,936

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	1,131,403	1,130,756	(647)
Other long-term investments	20,130	22,246	2,116

Total investments and advances	1,151,533	1,153,002	1,469

Property, plant and equipment:
Land	59,914	59,963	49
Buildings	344,087	351,431	7,344
Machinery and equipment	841,895	841,973	78
Construction in progress	18,314	14,097	(4,217)
Less accumulated depreciation	(999,723)	(1,000,860)	(1,137)

Total property, plant and equipment	264,487	266,604	2,117

Goodwill	102,599	110,470	7,871
Intangible assets	59,106	61,235	2,129
Other assets	82,563	80,462	(2,101)

Total non-current assets	1,660,288	1,671,773	11,485

Total assets	¥3,095,049	¥3,110,470	¥15,421

Remark:

*1	Trade accounts receivables increased due mainly to an increase in sales for the three months ended March, 2017 compared with the three months ended March, 2016.

Note:	The consolidated balance sheets and the consolidated statements of income for the year ended March 31, 2016, indications of increase (decrease) of amounts and remarks are presented solely for reference.

	(Yen in millions)
	March 31,		Increase (Decrease)
	2016	2017
Current liabilities:
Short-term borrowings	¥5,119	¥191	¥(4,928)
Current portion of long-term debt	9,516	8,235	(1,281)
Trade notes and accounts payable	115,644	129,460	13,816
Other notes and accounts payable	82,758	60,881	(21,877)
Accrued payroll and bonus	59,959	62,868	2,909
Accrued income taxes	22,847	15,707	(7,140)
Other accrued liabilities	43,525	51,062	7,537
Other current liabilities	28,464	36,257	7,793

Total current liabilities	367,832	364,661	(3,171)

Non-current liabilities:
Long-term debt	18,115	16,409	(1,706)
Accrued pension and severance liabilities	46,101	31,720	(14,381)
Deferred income taxes	271,220	258,859	(12,361)
Other non-current liabilities	18,019	19,912	1,893

Total non-current liabilities	353,455	326,900	(26,555)

Total liabilities	721,287	691,561	(29,726)

Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703	—
Additional paid-in capital	162,844	165,230	2,386
Retained earnings	1,571,002	1,638,116	67,114	*1
Accumulated other comprehensive income	469,803	447,479	(22,324)
Common stock in treasury, at cost	(35,088)	(32,309)	2,779

Total Kyocera Corporation shareholders’ equity	2,284,264	2,334,219	49,955

Noncontrolling interests	89,498	84,690	(4,808)

Total equity	2,373,762	2,418,909	45,147

Total liabilities and equity	¥3,095,049	¥3,110,470	¥15,421

Remark:

*1	Retained earnings in fiscal 2017 increased compared with fiscal 2016 due mainly to the recording of Net income in fiscal 2017.

Consolidated Statements of Income

	(Yen in millions)
	Years ended March 31,		Increase (Decrease)
	2016	2017
Net sales	¥1,479,627	¥1,422,754	¥(56,873)
Cost of sales	1,093,467	1,049,472	(43,995)

Gross profit	386,160	373,282	(12,878)
Selling, general and administrative expenses	279,361	268,740	(10,621)
Loss on impairment of goodwill	14,143	—	(14,143)

Profit from operations	92,656	104,542	11,886
Other income (expenses):
Interest and dividend income	28,609	32,364	3,755
Interest expense	(1,814)	(901)	913
Foreign currency transaction gains, net	3,820	1,278	(2,542)
Gains on sales of securities, net	20,600	193	(20,407	)*1
Other, net	1,712	373	(1,339)

Total other income (expenses)	52,927	33,307	(19,620)

Income before income taxes	145,583	137,849	(7,734)
Income taxes	31,392	28,442	(2,950)

Net income	114,191	109,407	(4,784)
Net income attributable to noncontrolling interests	(5,144)	(5,564)	(420)

Net income attributable to shareholders of Kyocera Corporation	¥109,047	¥103,843	¥(5,204)

Remark:

*1	Gains on sales of securities, net in fiscal 2017 decreased compared with fiscal 2016 due mainly to the decrease in sale of securities.

Consolidated Statement of Equity (April 1, 2016 to March 31, 2017)

	(Yen in millions and shares in thousands)
(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance, March 31, 2016 (366,857)	¥115,703	¥162,844	¥1,571,002	¥469,803	¥(35,088)	¥2,284,264	¥89,498	¥2,373,762
Comprehensive income:
Net income			103,843			103,843	5,564	109,407
Change in net unrealized losses on securities				(17,539)		(17,539)	(58)	(17,597)
Change in net unrealized gains on derivative financial instruments				39		39	6	45
Change in pension adjustments				7,273		7,273	(21)	7,252
Change in foreign currency translation adjustments				(12,054)		(12,054)	(1,425)	(13,479)

Total comprehensive income						81,562	4,066	85,628

Cash dividends paid to Kyocera Corporation’s shareholders			(36,729)			(36,729)		(36,729)
Cash dividends paid to noncotrolling interests							(3,204)	(3,204)
Purchase of treasury stock (4)					(25)	(25)		(25)
Reissuance of treasury stock (0)		2			2	4		4
Stock option plan of subsidiaries		189				189	71	260
Acquisition of noncontrolling interests with the consolidated subsidiary merger (859)		2,232			2,802	5,034	(6,474)	(1,440)
Other		(37)		(43)		(80)	733	653

Balance, March 31, 2017 (367,712)	¥115,703	¥165,230	¥1,638,116	¥447,479	¥(32,309)	¥2,334,219	¥84,690	¥2,418,909

Consolidated Cash Flows (For Reference Only)

	(Yen in millions)
	Years ended March 31,
	2016	2017
Cash flow from operating activities	¥194,040	¥164,231
Cash flow from investing activities	(106,809)	(112,089)
Cash flow from financing activities	(50,608)	(47,972)
Effect of exchange rate changes on cash and cash equivalents	(13,966)	(1,995)
Net increase in cash and cash equivalents	22,657	2,175
Cash and cash equivalents at the beginning of the year	351,363	374,020
Cash and cash equivalents at the end of the year	¥374,020	¥376,195

Balance Sheets

	(Yen in millions)
	March 31,
	2016	2017
Current assets:
Cash and bank deposits	¥262,250	¥245,475
Trade notes receivable	4,441	16,205
Trade accounts receivable	154,346	177,234
Short-term investments in debt securities	101,579	83,582
Finished goods and merchandise	31,196	40,900
Work in process	34,976	42,195
Raw materials and supplies	30,875	57,233
Prepaid expenses	164	397
Deferred income taxes	16,495	19,733
Other	104,440	80,056
Allowances for doubtful accounts	(182)	(198)

Total current assets	740,580	762,812

Non-current assets:
Tangible fixed assets:
Buildings	24,188	35,334
Structures	1,469	1,968
Machinery and equipment	27,201	37,774
Vehicles	35	34
Tools, furniture and fixtures	18,409	18,924
Land	34,412	39,784
Leased assets	808	1,054
Construction in progress	2,486	3,272

Total tangible fixed assets	109,008	138,144

Intangible assets:
Software	425	1,176
Leased assets	7	10
Goodwill	—	5,832
Industrial property rights	5,082	4,155
Customer relationships	—	804
Non-patented technology	—	325
Other	84	30

Total intangible assets	5,598	12,332

Investments and other assets:
Long-term investments in debt and equity securities	1,133,002	1,144,607
Investments in equity securities of subsidiaries and affiliates	293,714	264,574
Investments in capital of subsidiaries and affiliates other than equity securities	60,297	59,887
Long-term loans	36,758	36,409
Other	11,503	17,472
Allowances for doubtful accounts	(237)	(349)

Total investments and other assets	1,535,037	1,522,600

Total non-current assets	1,649,643	1,673,076

Total assets	¥2,390,223	¥2,435,888

Note:	The balance sheets and statements of income for the year ended March 31, 2016 are presented solely for reference.

	(Yen in millions)
	March 31,
	2016	2017
Current liabilities:
Electronically recorded obligation	¥—	¥11,266
Trade accounts payable	51,472	68,433
Short-term borrowing	57,300	57,350
Lease obligations	159	289
Other payables	56,586	41,725
Accrued expenses	14,256	17,628
Income taxes payables	9,772	4,215
Advance received	132	165
Deposits received	3,684	5,391
Accrued bonuses	14,079	16,929
Accrued bonuses for directors	218	209
Product warranty reserves	811	799
Allowances for sales returns	276	304
Other	253	1,933

Total current liabilities	208,998	226,636

Non-current liabilities:
Lease obligations	734	871
Deferred income taxes	287,346	277,253
Product warranty reserves	1,368	1,511
Other	895	6,673

Total non-current liabilities	290,343	286,308

Total liabilities	499,341	512,944

Net assets:
Shareholders’ equity:
Common stock	115,703	115,703
Capital surplus:
Additional paid-in capital	192,555	192,555
Other capital surplus	1	—

Total capital surplus	192,556	192,555
Retained earnings:
Legal reserves	17,207	17,207
Other retained earnings:	894,680	941,481
Reserve for special depreciation	1,382	1,053
General reserve	818,137	855,137
Unappropriated retained earnings	75,161	85,291

Total retained earnings	911,887	958,688
Common stock in treasury, at cost	(35,088)	(32,309)

Total shareholders’ equity	1,185,058	1,234,637
Valuation and translation adjustment
Net unrealized gains on other securities	705,824	688,307

Total net assets	1,890,882	1,922,944

Total liabilities and net assets	¥2,390,223	¥2,435,888

Statements of Income

	(Yen in millions)
	Years ended March 31,
	2016	2017
Net sales	¥592,979	¥662,595
Cost of sales	495,496	551,700

Gross profit	97,483	110,895
Selling, general and administrative expenses	69,336	86,570

Profit from operations	28,147	24,325
Non-operating income:
Interest and dividend income	61,473	54,980
Other	8,415	3,118

Total non-operating income	69,888	58,098
Non-operating expenses:
Interest expense	537	41
Other	2,900	1,043

Total non-operating expenses	3,437	1,084

Recurring profit	94,598	81,339
Non-recurring gain:
Gain on sale of tangible fixed assets	363	116
Gain on sale of long-term investments in debt and equity securities	25,387	—
Gain on extinguishment of tie-in shares	—	14,929
Other	1	1

Total non-recurring gain	25,751	15,046
Non-recurring loss:
Loss on sale and disposal of tangible fixed assets	382	435
Loss on impairment of tangible fixed assets	—	2,160
Loss on extinguishment of tie-in shares	—	1,131
Loss on impairment of investments in capital of a subsidiary other than equity securities	—	1,233
Loss on impairment of investments in equity securities of subsidiaries	24,206	277
Other	162	29

Total non-recurring loss	24,750	5,265

Income before income taxes	95,599	91,120
Income taxes – current	19,752	10,246
Income taxes – deferred	1,806	(2,850)

Net income	¥74,041	¥83,724

Statement of Changes in Net Assets (April 1, 2016 to March 31, 2017)

						(Yen in millions)
	Shareholders’ equity
		Capital surplus				Retained earnings
						Other retained earnings
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserves	Reserve for special depreciation	General reserve
Balance, March 31, 2016	¥115,703	¥192,555	¥1	¥192,556	¥17,207	¥1,382	¥818,137
Changes in net assets
Reversal of reserve for special depreciation						(329)
Decrease by merger			(197)	(197)
General reserve							37,000
Dividends
Net income
Purchase of treasury stock
Retirement of treasury stock			2	2
Transfer to capital surplus from retained earnings			194	194
Net change in items other than shareholders’ equity
Total changes in net assets	—	—	(1)	(1)	—	(329)	37,000

Balance, March 31, 2017	¥115,703	¥192,555	—	¥192,555	¥17,207	¥1,053	¥855,137

	Shareholders’ equity				Valuation and translation adjustment		Total net assets
	Retained earnings		Common stock in treasury, at cost	Total Shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustment
	Other retained earnings	Total retained earnings
	Unappropriated retained earnings
Balance, March 31, 2016	¥75,161	¥911,887	¥(35,088)	¥1,185,058	¥705,824	¥705,824	¥1,890,882
Changes in net assets
Reversal of reserve for special depreciation	329	—		—			—
Decrease by merger			2,802	2,605			2,605
General reserve	(37,000)	—		—			—
Dividends	(36,729)	(36,729)		(36,729)			(36,729)
Net income	83,724	83,724		83,724			83,724
Purchase of treasury stock			(25)	(25)			(25)
Retirement of treasury stock			2	4			4
Transfer to capital surplus from retained earnings	(194)	(194)		—			—
Net change in items other than shareholders’ equity					(17,517)	(17,517)	(17,517)
Total changes in net assets	10,130	46,801	2,779	49,579	(17,517)	(17,517)	32,062

Balance, March 31, 2017	¥85,291	¥958,688	¥(32,309)	¥1,234,637	¥688,307	¥688,307	¥1,922,944

Copy of Audit Report of Accounting Auditors on Consolidated Financial Statements

Independent Auditors’ Report

(English Translation)

May 22, 2017

To the Board of Directors of Kyocera Corporation

PricewaterhouseCoopers Kyoto
Yukihiro Matsunaga, CPA [Seal] Engagement Partner Keiichiro Kagi, CPA [Seal] Engagement Partner Hiroyuki Yano, CPA [Seal] Engagement Partner

We have audited, pursuant to paragraph 4 of Article 444 of the Companies Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to the consolidated financial statements, of Kyocera Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2016 to March 31, 2017.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120 that is applied mutatis mutandis in paragraph 3 of Article 120-3 of the Corporate Calculation Rules of Japan. This responsibility includes implementing and maintaining internal controls deemed necessary by management for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including assessment of the risk of material misstatement in the consolidated financial statements, whether due to fraud or error. In making such risk assessment, the auditor considers the Company’s internal controls relevant to the preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of March 31, 2017 and the consolidated results for the year then ended in conformity with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120 that is applied mutatis mutandis in paragraph 3 of Article 120-3 of the Corporate Calculation Rules of Japan.

Other Matters

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Audit Report of Accounting Auditors

Independent Auditors’ Report

(English Translation)

May 22, 2017

To the Board of Directors of Kyocera Corporation

PricewaterhouseCoopers Kyoto
Yukihiro Matsunaga, CPA [Seal] Engagement Partner Keiichiro Kagi, CPA [Seal] Engagement Partner Hiroyuki Yano, CPA [Seal] Engagement Partner

We have audited, pursuant to paragraph 2-1 of Article 436 of the Companies Act of Japan, the financial statements, which consist of the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the supplementary schedules thereto, of Kyocera Corporation (hereinafter referred to as the “Company”) for its 63rd fiscal year from April 1, 2016 to March 31, 2017.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of financial statements and supplementary schedules thereof that give a true and fair view in accordance with accounting principles generally accepted in Japan. This responsibility includes implementing and maintaining internal controls deemed necessary by management for the preparation and fair presentation of financial statements and supplementary schedules thereto that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplementary schedules thereof are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and supplementary schedules thereto. The procedures selected depend on the auditor’s judgment, including assessment of the risk of material misstatement in the financial statements and supplementary schedules thereto, whether due to fraud or error. In making such risk assessment, the auditor considers the Company’s internal controls relevant to the preparation of financial statements and supplementary schedules thereto that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and supplementary schedules thereof.

We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements and supplementary schedules thereto present fairly, in all material respects, the financial position of the Company as of March 31, 2017 and the results for the year then ended in conformity with accounting principles generally accepted in Japan.

Other Matters

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Audit Report of Audit & Supervisory Board

Audit Report

(English Translation)

The Audit & Supervisory Board (hereinafter referred to as “the Board”), based on audit reports prepared by each Audit & Supervisory Board Member (hereinafter referred to as “Board Member”) related to the execution of duties of Directors during the 63rd fiscal year from April 1, 2016 to March 31, 2017, hereby reports its results of audit after deliberations, as the unanimous opinion of all Board Members, as follows:

1. Methods and Details of Audit by Individual Board Members and by the Board

(1)	The Board established auditing policies, auditing plans and role sharing for the fiscal year and received audit reports from each Board Member on the execution of his auditing activities and the result thereof. In addition, it received reports on the execution of duties from Directors, etc. and from the Accounting Auditors, and, when necessary, requested their explanations regarding such reports.

(2)	In accordance with the auditing standards for Board Members set by the Board, each Board Member communicated with Directors, the Corporate Global Audit Division of the internal audit department and employees of Kyocera Corporation (hereinafter referred to as the “Company”) and endeavored to gather information and create an improved environment for auditing, according to the auditing policies, auditing plans and role sharing for the fiscal year, and conducted the audit by the following methods.

(i)	Board Members attended the meetings of the Board of Directors and other important meetings, received reports from Directors, the Corporate Global Audit Division and employees of the Company on business execution, and, when necessary, requested their explanations regarding those reports. Board Members also inspected documents related to important decisions and examined operations and assets at the Company’s head office, plants and major operational establishments. In addition, Board Members had a meeting with the Chairman of the Board and Representative Director and the President and Representative Director of the Company and exchanged opinions and information on issues, etc. on auditing. With respect to subsidiaries, Board Members not only visited and examined subsidiaries based on the auditing plans, but also received reports on auditing condition of subsidiaries from their Board Members, etc. at the regular meetings with them, and facilitated communications and exchanged information with Directors of them too, and, when necessary, attended important meetings, received reports on business, requested explanations and expressed opinions.

(ii)	Board Members received reports on the status of maintenance and operations from Directors, the Corporate Global Audit Division and Board Members of subsidiaries, etc., and, when necessary, requested their explanations and expressed opinions regarding the content of the resolution of the Board of Directors with respect to the development and maintenance of a system to ensure that the execution of duties by Directors as described in the business report shall be in compliance with laws and regulations and with the Company’s Articles of Incorporation and other systems required by paragraphs 1 and 3 of Article 100 of the Ordinance for Enforcement of the Companies Act as being necessary for ensuring the appropriateness of operations of the corporate group consisting of the Company and its consolidated subsidiaries, and the systems (internal control systems) established under such resolution. With respect to the internal control systems regarding financial reporting, Board Members received reports on the evaluation of such internal control systems and the auditing condition from Directors, the Corporate Global Audit Division and from PricewaterhouseCoopers Kyoto, and, when necessary, requested their explanations regarding those reports.

(iii)

Board Members monitored and examined whether the Accounting Auditors maintained their independence and performed their audits in an appropriate manner, and received reports from the Accounting Auditors on the execution of their duties and, when necessary, requested their explanations regarding those reports. Board Members also received notification from the Accounting Auditors that they have taken steps to improve the “system for ensuring appropriate execution of their duties”

(matters set forth in the items of Article 131 of the Ordinance on Accounting of Companies) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Council on October 28, 2005), etc. and, when necessary, requested their explanations regarding such notification.

Based on the foregoing methods, Board Members reviewed the business report and supplementary schedule thereto, the financial statements (balance sheet, statement of income, statement of changes in net assets and notes to financial statements) and supplementary schedules thereto as well as consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity and notes to consolidated financial statements) for the fiscal year.

2. Results of Audit

(1)	Result of the Audit of the Business Report, etc.

(i)	The business report and the supplementary schedules thereto fairly present the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company.

(ii)	There has been neither unfair conduct nor any material violation of Japanese law or regulation or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

(iii)	The content of the resolution by the Board of Directors regarding internal control systems is due and proper. Furthermore, nothing has arisen that requires comment on the description in the business report and the Directors’ execution with respect to the internal control systems, including financial reporting.

(2)	Result of the Audit of Financial Statements and Supplementary Schedules Thereto

The methods and results of the audit by the Accounting Auditors, PricewaterhouseCoopers Kyoto are due and proper.

(3)	Result of the Audit of Consolidated Financial Statements

The methods and results of the audit by the Accounting Auditors, PricewaterhouseCoopers Kyoto are due and proper.

May 25, 2017

Audit & Supervisory Board, Kyocera Corporation

Itsuki Harada [Seal]

Full-time Audit & Supervisory Board Member

Osamu Nishieda [Seal]

Audit & Supervisory Board Member

Hitoshi Sakata [Seal]

Audit & Supervisory Board Member

Masaaki Akiyama [Seal]

Audit & Supervisory Board Member

Note:	Messrs. Hitoshi Sakata and Masaaki Akiyama are Outside Audit & Supervisory Board Members as specified in Item 16 of Article 2 and Paragraph 3 of Article 335 of the Companies Act.

Securities Code 6971

Internet Disclosure Items for

Notice of the 63rd Ordinary General Meeting of Shareholders

Notes to Consolidated Financial Statements

Notes to Financial Statements

(April 1, 2016 to March 31, 2017)

In the Accompanying Documents for the Notice of the 63rd Ordinary General Meeting of Shareholders, the “Notes to Consolidated Financial Statements” and “Notes to Financial Statements” are available to shareholders on the Company’s website (http://global.kyocera.com/ir/s_info.html) pursuant to the provisions of laws and regulations as well as the Articles of Incorporation of the Company.

The “Notes to Consolidated Financial Statements” and “Notes to Financial Statements” are a part of the Consolidated Financial Statements and Financial Statements that were audited by Audit & Supervisory Board Members and the Accounting Auditor in preparing the Audit Reports.

Please note that this is an English translation of the Japanese original of the Internet Disclosure Items for the Notice of the 63rd Ordinary General Meeting of Shareholders of KYOCERA Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Notes to Consolidated Financial Statements

1. Basis of Preparation of Consolidated Financial Statements

(1)	Scope of Consolidation

Number of Consolidated Subsidiaries:	218

Major Consolidated Subsidiaries:	Kyocera Document Solutions Inc., AVX Corporation and
Kyocera International, Inc.

A Non-Consolidated Subsidiary:	Kyoto Purple Sanga Co., Ltd.

This subsidiary is excluded from the scope of consolidation because its total assets, net sales, net income attributable to shareholders of Kyocera Corporation and retained earnings, etc. are immaterial, as such, they do not hinder a rational judgment of financial position and results of operations of Kyocera when excluded from the scope of consolidation.

(2)	Scope of Application of the Equity Method

Number of Non-Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method: 12

Major Affiliate Accounted for by the Equity Method: Kagoshima Mega Solar Power Corporation

(3)	Changes in Scope of Consolidation

Number of Increase:	15

Number of Decrease:	19

(4)	Changes in Scope of Application of the Equity Method

Number of Increase:	1

Number of Decrease:	1

(5)	Summary of Significant Accounting Principles

(i)	Standards of Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120-3 of the Ordinance on Accounting of Companies of Japan. Certain disclosure and footnotes required under principles generally accepted in the United States are omitted pursuant to the provisions of paragraph 1 of Article 120 that is applied mutatis mutandis in paragraph 3 of Article 120-3.

(ii)	Valuation of Inventories

Kyocera has adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) 330, “Inventory.” Inventories are stated at the lower of cost or market. The remaining balance of raw materials to be purchased under the long term purchase agreements are also stated at the lower of cost and net realizable value. For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(iii)	Valuation of Securities

Kyocera has adopted ASC 320, “Debt and Equity Securities.” Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in “accumulated other comprehensive income,” net of tax. Held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are recorded using the cost method based on ASC325, “Investments – Other”.

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(iv)	Depreciation Method for Property, Plant and Equipment

Kyocera has adopted ASC 360, “Property, Plant and Equipment.” Depreciation is accounted mainly by the declining balance method on estimated useful lives.

(v)	Goodwill and Other Intangible Assets

Kyocera has adopted ASC 350, “Intangibles – Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

(vi)	Accounting for Allowances and Accruals

Allowances for Doubtful Accounts:

Kyocera maintains allowances for doubtful accounts related to trade notes receivable, trade accounts receivable and finance receivables for estimated losses resulting from customers’ inability to make timely payments including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral.

Allowances for Sales Returns:

Kyocera records an estimated sales return allowance at the time of sales based on historical return experience.

(vii)	Accrued Pension and Severance Liabilities

Kyocera has adopted ASC 715, “Compensation – Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability, as the case may be, in the consolidated balance sheet and recognizes changes in funded status during the year as changes in comprehensive income for such year. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6)	Recently Adopted Accounting Standards

The accounting standards which Kyocera adopted on or after April 1, 2016 did not have material impacts on Kyocera’s consolidated results of operations and financial condition.

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2. Notes to Consolidated Balance Sheets

(Yen in millions)
(1) Allowances for Doubtful Accounts Related to Assets

Other Current Assets	¥103
Other Long-term Investments	13
Other Assets	1,795

(2) Accumulated Other Comprehensive Income

Net Unrealized Gains on Securities	¥499,650
Net Unrealized Losses on Derivative Financial Instruments	(449)
Pension Adjustments	(35,362)
Foreign Currency Translation Adjustments	(16,360)

(3) Assets Pledged as Collateral

Property, Plant and Equipment	¥1,418
Other Long-term Investments	1,893
*1 “Property, Plant and Equipment” is pledged against “Current Portion of Long-term Debt” and “Long-term Debt” in a total amount of ¥228 million.
*2 “Other Long-term Investments” is pledged against the loan for business finance of “Affiliates Accounted for by the Equity Method” in a total amount of ¥18,198 million.

3. Notes to Consolidated Statement of Equity

(1) Total Number of Shares Issued

	(Shares in thousands)
Class of Shares	March 31, 2016	Increase	Decrease	March 31, 2017
Common Stock	377,619	—	—	377,619

(2) Distribution of Surplus

(i) Dividends Paid

Resolution	Class of Shares	Aggregate Amount	Per Share Amount	Record Date	Effective Date
The Ordinary General Meeting of Shareholders held on June 24, 2016	Common Stock	¥18,343 million	¥50	March 31, 2016	June 27, 2016

The Board of Directors Meeting held on October 31, 2016	Common Stock	¥18,386 million	¥50	September 30, 2016	December 5, 2016

(ii) Dividends for which the Record Date Fall in the Year ended March 31, 2017 with an Effective Date in the Year Ending March 31, 2018

Resolution	Class of Shares	Source of Dividend	Aggregate Amount	Per Share Amount	Record Date	Effective Date
The Ordinary General Meeting of Shareholders to be held on June 27, 2017	Common Stock	Retained Earnings	¥22,063 million	¥60	March 31, 2017	June 28, 2017

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4. Notes to Financial Instruments

(1) Notes to Financial Instruments

Kyocera refrains from making any speculative transactions and always maintains a high level of capital liquidity to ensure the utmost stability in its fund management. Operating receivables such as notes receivable and accounts receivable are exposed to customer credit risk. Kyocera seeks to reduce this risk in accordance with its credit management policies. Kyocera is exposed to market risk, including changes in foreign currency exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera mainly enters into foreign currency forward contracts and interest rate swaps. Kyocera regularly assesses these market risks based on policies and procedures established to protect against the adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments.

Kyocera has marketable equity securities, debt securities and non-marketable equity securities. Kyocera is currently a major shareholder of KDDI Corporation. As of March 31, 2017, the fair value of the shares of KDDI Corporation of which Kyocera owns was ¥979,151 million.

(2) Fair Value of Financial Instruments

The fair values of financial instruments as of March 31, 2017 and methods and assumption used to estimate such fair values were as follows:

	(Yen in millions)
	Carrying Amount	Fair Value	Difference
Assets (a)
Short-term Investments in Debt Securities	¥84,703	¥84,713	¥10
Long-term Investments in Debt and Equity Securities	1,130,756	1,130,552	(204)
Other Long-term Investments (excluding Investment in and Advances to Affiliates and Unconsolidated Subsidiaries)	16,383	16,383	—

Total	¥1,231,842	¥1,231,648	¥(194)

Liabilities (b)
Long-term Debt (including due within one Year)	¥24,644	¥24,644	—

Total	¥24,644	¥24,644	—

Derivatives (c) (Note)
Derivatives Designated as Hedging Instruments	¥52	¥52	—
Derivatives Not Designated as Hedging Instruments	(2,352)	(2,352)	—

Total	¥(2,300)	¥(2,300)	—

Note:	Assets and liabilities of derivative transactions are recorded in net amount. Liabilities are presented by ( ).

(a)	For investments with active markets, fair value is estimated based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate fair value of non-marketable equity securities because of the lack of market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregate carrying amount of the investments included in the above table as of March 31, 2017 was ¥15,852 million.

(b)	Fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities at the end of the fiscal year.

(c)	Fair value is estimated based on quotes from financial institutions at the end of the fiscal year.

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Cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair value because of the short maturity of these instruments.

5. Notes to per Share Information

(1) Kyocera Corporation Shareholders’ Equity per Share		¥6,347.95

(2) Earnings per Share Attributable to Shareholders of Kyocera Corporation	Basic	¥282.62
	Diluted	¥282.62

6. Note to Significant Subsequent Event

Kyocera Corporation made a resolution for a liquidation of Kyocera Telecom Equipment (Malaysia) Sdn. Bhd., which is wholly owned subsidiary at the meeting of Board of Directors held on May 1, 2017.

(1) Reason of the liquidation

Kyocera aimed to optimize production bases in the Telecommunications Equipment Group. As a result, it made the resolution for the liquidation of Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.

(2) Outline of the subsidiary which will be liquidated

•	Name : Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.

•	Address : Lot 7646 Mukim Of Plentong, 81750 Masai, Johor, Malaysia

•	Capital : MYR28,000,000 (as of March 31, 2017)

•	Business : Manufacture of Telecommunications Equipment

(3) Schedule of the liquidation

The liquidation will be conducted when necessary legal procedures will be completed in accordance with the local laws and regulations.

(4) Impact on its consolidated results of operations and financial condition

The estimated amount in gain or loss relating to the liquidation is being calculated currently, however, Kyocera considers that this will not have material impacts on its consolidated results of operations and financial condition.

7. Other Note

Litigation of Long-term Purchase Agreements

Between 2005 and 2008, Kyocera entered into four long-term purchase agreements (the “LTAs”), principally governed by Michigan law, with Hemlock Semiconductor Operations LLC and its subsidiary Hemlock Semiconductor, LLC (collectively, “Hemlock”) for the supply of polysilicon material for use in its solar energy business. As of March 31, 2017, there was a remaining balance of ¥148,552 million of polysilicon material to be purchased under the LTAs by December 31, 2020, of which ¥41,398 million is prepaid.

After the LTAs were signed, the price of polysilicon material in the world market significantly declined, thus a significant divergence between the market price of polysilicon material and the fixed contract price in the LTAs arose. In light of these circumstances, Kyocera requested Hemlock to modify the contract terms including its price and quantity, and Kyocera sued Hemlock contending that the LTAs are illegal and unenforceable because of Hemlock’s alleged abuse of a superior position, which is prohibited under Japanese Antitrust Law. Taking into consideration these condition, Kyocera withheld to order the polysilicon material for the amount stated under the LTAs during the year ended December 31, 2016 (“the 2016 amount”), which is ¥29,660 million in total.

5

As a result, Hemlock issued an invoice for the amount equal to the difference between the 2016 amount and applicable advanced payment, which was due for payment by Kyocera on February 15, 2017. As Kyocera contends that it has the right to cure a default by purchasing the 2016 amount within a certain period from the issuance of the default notice, Kyocera has accounted for its rights and obligations under the LTAs, and has recorded ¥29,660 million as other current asset for the 2016 amount and ¥21,793 million as other account payable for the amount equal to the difference between the 2016 amount and applicable advanced payment in the consolidated balance sheet as of March 31, 2017.

Kyocera also placed an order for purchasing the 2016 amount on February 15, 2017 in order to secure the right to cure the default.

In addition, Kyocera considered the obligation to purchase polysilicon material through 2020 in its analysis based on lower of cost and net realizable value approach taking into consideration the anticipated selling price of the applicable solar products and concluded no loss was incurred as of March 31, 2017.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

(1) Standards and Methods of Valuation of Assets

Held-to-Maturity Securities:	Amortized cost method (straight-line method)

Investments in Subsidiaries and Affiliates:	Cost determined by the moving average method

Other Securities:

Marketable:	Based on market price as of the balance sheet date (unrealized gains and losses on such securities are reported in net assets, and cost is determined by the moving average method)

Non-marketable:	Cost determined by the moving average method

Derivative Financial Instruments:	Mark-to-market method

Inventories:	Cost determined based on acquisition costs with adjustment by write-down taking into consideration decline of profitability

Finished Goods, Merchandise and Work-in-process:

Cost of finished goods and work in process is mainly determined by the average cost method. Cost of merchandise is determined by the first-in, first-out method or the last purchase method.

Cost of merchandise has been determined by the last purchase method until fiscal 2016, however, merchandise in the certain business newly added due to the integration of subsidiaries is determined by the first-in, first-out method from fiscal 2017.

Raw Materials and Supplies:	Raw materials and supplies, except those for telecommunications equipment, are valued at cost, with cost being determined by the last purchase method. Raw materials for telecommunications equipment are valued at cost, with cost being determined by the first-in, first-out method.

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(2) Depreciation of Non-current Assets

Tangible Fixed Assets (except for Leased Assets):

Depreciation is computed at rates based on the estimated useful lives of assets using the declining-balance method. The principal estimated useful lives are as follows:

    Buildings and structures:

        2 years – 33 years

    Machinery and equipment, and tools, furniture and fixtures:

        2 years – 10 years

Intangible Fixed Assets (except for Leased Assets):	Amortization is computed using the straight-line method. Software for internal use is calculated based on the usable period of two years.

Leased Assets:	Straight-line method, using lease periods as the estimated useful lives of such assets.

(3) Accounting for Allowances and Accruals

Allowances for Doubtful Accounts:	In anticipation of uncollectible accounts receivable, Kyocera Corporation provides allowances for doubtful accounts, for general accounts receivable, based on the past actual ratio of losses on bad debts; and, for certain specific doubtful accounts receivable, based on estimates of uncollectible amounts pursuant to analysis of individual receivables.

Accrued Bonuses for Employees:	In order to prepare for bonuses to employees, accrued bonuses are provided based on the amounts expected to be paid, which are determined based on actual payments made in the previous fiscal year.

Accrued Bonuses for Directors:	In order to prepare for bonuses to Directors, accrued bonuses are provided based on the amounts expected to be paid.

Warranty Reserves:	Warranty reserves are provided to prepare for the cost of after sales service for telecommunications equipment and applied ceramic products based upon the amounts expected to be paid, which are determined taking into account actual payments made in the past, etc.

Allowances for Sales Returns:	Allowances for sales returns are provided to prepare for losses from write-off of products as a result of product returns based on the past actual return ratio of unaccepted products multiplied by the amount of the uninspected products at the end of the fiscal year.

Accrued Pension and Severance Costs:	In order to prepare for provision of retirement benefits to employees, accrued pension and severance costs are recognized based on projected benefit obligations and plan assets as of the balance sheet date. Unrecognized prior year service cost is amortized over the estimated average remaining service period of employees using the straight-line method. Actuarial gains or losses are amortized over the estimated average remaining service period of employees using the straight-line method following the year in which they are incurred. The exceeding amounts are provided as prepaid pension and severance expenses since plan assets exceeded projected benefit obligations as of the balance sheet date.

(4) Other Significant Policies

Consumption Taxes:	Consumption taxes withheld upon sale and consumption taxes paid for purchases of goods and services are not included in the amounts of the respective revenue and cost or expense items in the accompanying statements of income.

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2. Notes to Balance Sheets:

(1) Assets Pledged as Collateral and Secured Liabilities

1. Assets Pledged as Collateral

Investments in subsidiaries and affiliates: ¥2,125 million

2. Secured Liabilities

Loan from financial institutions to Kagoshima Mega Solar Power Corporation: ¥18,198 million

*	All investor of Kagoshima Mega Solar Power Corporation pledge their investments as collateral for this loan.

(2) Accumulated Depreciation of Tangible Fixed Assets: ¥539,307 million

(3) Guarantee Obligations

Keep-well Letters and Guidance for Management:

Keep–well Letter Requested Party	Amount Covered	Subject of Keep-well Letter
Kyocera Realty Development Co., Ltd.	¥228 million	Guidance for repayment of loans from financial institutions
Kyoto Purple Sanga Co., Ltd.	400 million	Guidance for repayment of loans from financial institutions

Total	¥628 million

(4)	Receivables from Subsidiaries and Affiliates, and Payables to Subsidiaries and Affiliates (except Amounts Separately Presented)

Current Receivables	¥78,241 million
Long-term Receivables	36,410 million
Current Payables	73,996 million
Long-term Payables	25 million

3. Notes to Statements of Income:

Transactions with Subsidiaries and Affiliates:

Operational Transactions:
Net Sales	¥256,446 million
Purchases	67,106 million
Selling, General and Administrative Expenses	5,274 million

Non Operational Transactions	26,460 million

4. Notes to Statement of Changes in Net Assets

Number and Class of Treasury Shares as of March 31, 2017
Common Stock	9,906 thousand shares

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5. Notes to Accounting for Effects of Income Taxes

The	Main Components of the Deferred Tax Assets and Deferred Tax Liabilities

(Yen in millions)
(i) Current:

Deferred Tax Assets:
Accrued Bonuses	¥5,248
Temporary and Prepaid Payment	4,245
Other Payables and Accrued Expenses	4,132
Write-down of Inventories	3,986
Accrued Enterprise Tax	753
Others	1,499

Total Deferred Tax Assets	19,863
Deferred Tax Liabilities:
Reserve for Special Depreciation	(130)

Total Deferred Tax Liabilities	(130)

Deferred Tax Assets, Net	¥19,733

(ii) Non-current:

Deferred Tax Assets:
Depreciation and Amortization	¥18,751
Loss on Impairment of Investments in Subsidiaries and Affiliates	11,793
Adjustment to Book Value of Investments in Subsidiaries	2,032
Deferred Assets	1,247
Long-term Payables	470
Others	1,462

Sub-total of Deferred Tax Assets	35,755
Valuation Allowances	(13,969)

Total Deferred Tax Assets	21,786

Deferred Tax Liabilities:
Net Unrealized Gain on Other Securities	(294,989)
Prepaid Pension and Severance Expenses	(2,819)
Gain on Revaluation of Land	(865)
Reserve for Special Depreciation	(327)
Others	(39)

Total Deferred Tax Liabilities	(299,039)

Deferred Tax Liabilities, Net	¥(277,253)

6. Notes to Fixed Assets Used Under Finance Leases

Some fixed assets used under finance leases, consisting principally of manufacturing equipment and computers, are off balance sheet.

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7. Notes Concerning Related Party Transactions

(Yen in millions)
Relationship	Name of Entity	Percentage of Voting rights held	Relationship with the Entity	Substance of Transactions	Amount of Transactions	Item	Outstanding Transaction amounts as of March 31, 2017
Subsidiary	Kyocera Display Corporation	100%	Extension of Loan Interlocking Officers	Extension of Loan	¥11,700	Long-term loans to subsidiaries	¥31,900

Note: Conditions of the loans have been reasonably determined, taking into account market interest rates, etc.

8. Notes to per Share Information

(1) Net Assets per Share:	¥5,229.48
(2) Earnings per Share:	¥227.86

9. Material Subsequent Events

Merger of Kyocera Medical Corporation, Kyocera Crystal Device Corporation and Kyocera Connector Products Corporation

Kyocera Medical Corporation, Kyocera Crystal Device Corporation and Kyocera Connector Products Corporation, which were wholly owned consolidated subsidiaries of Kyocera Corporation, were merged into Kyocera Corporation on April 1, 2017.

(1)	Overview of Transactions

(i)	Scope of Business Transferred

Kyocera Medical Corporation

Design, development, manufacture and sales of medical equipment and business as a total medical materials manufacturer

Kyocera Crystal Device Corporation

Development, manufacture and sale of crystal components

Kyocera Connector Products Corporation

Development, manufacture and sale of connectors

(ii)	Date of Business Combinations

April 1, 2017

(iii)	Legal Method of Business Combinations

In the mergers, Kyocera Corporation was a surviving company, and Kyocera Medical Corporation, Kyocera Crystal Device Corporation and Kyocera Connector Products Corporation were dissolved.

(iv)	Name of the Company after Business Combinations

Kyocera Corporation

(v)	Objective of Transactions

The purpose of the restructuring was to establish stronger business structure by consolidating the extensive management resources of the four companies, and to further expand these businesses by

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enhancing new product development capability, by improving productivity through the sharing of manufacturing technologies, and by expanding sales through the consolidation of marketing divisions taking advantage of the broadened product line-up.

(2)	Content of Accounting Treatment

It was treated as a transaction under common control in accordance with the “Accounting Standard for Business Combination” (Accounting Standard Board of Japan Statement (ASBJ) No.21, September 13, 2013) and the “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10, September 13, 2013).

10. Other Notes

Merger of Kyocera Circuit Solutions, Inc. and Kyocera Chemical Corporation

Kyocera Circuit Solutions, Inc. and Kyocera Chemical Corporation, both of which were wholly owned consolidated subsidiaries of Kyocera Corporation, were merged into Kyocera Corporation on April 1, 2016.

(1)	Overview of Transactions

(i)	Scope of Business Transferred

Kyocera Circuit Solutions, Inc.

Development, manufacturing and sale of organic packages and multilayer printed wiring boards for semiconductor devices

Kyocera Chemical Corporation

Development, manufacturing and sale of materials for semiconductor and chemical materials

(ii)	Date of Business Combinations

April 1, 2016

(iii)	Legal Method of Business Combinations

In the mergers, Kyocera Corporation was a surviving company, and Kyocera Circuit Solutions, Inc. and Kyocera Chemical Corporation were dissolved.

(iv)	Name of the Company after Business Combinations

Kyocera Corporation

(v)	Objective of Transactions

The purpose of the restructuring was to improve efficiency by integrating these businesses of the two companies with Kyocera Corporation, and to enhance the development of new products and markets, and to further expand these businesses through pursuit of synergistic effects.

(2)	Content of Accounting Treatment

It was treated as a transaction under common control in accordance with the “Accounting Standard for Business Combination” (Accounting Standard Board of Japan Statement (ASBJ) No.21, September 13, 2013) and the “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10, September 13, 2013).

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Absorption – type corporate split regarding sales of photovoltaic power generation equipment from Kyocera Solar Corporation

The business unit engaged in the sale of photovoltaic power generation equipment was separated by means of a corporate split from Kyocera Solar Corporation, a wholly owned consolidated subsidiary of Kyocera Corporation, engaged in the sale of photovoltaic power generation equipment and contracting relating to photovoltaic power generation systems for the Japanese market, and such business unit was succeeded to by Kyocera Corporation.

(1)	Overview of Transaction

(i)	Scope of Business Transferred

Sale of photovoltaic power generation equipment

(ii)	Date of Business Combination

April 1, 2016

(iii)	Legal Method of Business Combination

This was a “split-type corporate split,” in which Kyocera Corporation was the succeeding company, and Kyocera Solar Corporation, an existing wholly-owned subsidiary of Kyocera Corporation, was the splitting company. Because Kyocera Solar Corporation was a wholly-owned subsidiary of Kyocera Corporation and the method of corporate split was a “split-type corporate split,” no allocation of new shares was made in the corporate split.

(iv)	Name of the Company after Business Combination

Kyocera Corporation

(v)	Objective of Transaction

The purpose of the restructuring was to improve efficiency by integrating the business unit engaged in the sale of photovoltaic power generation systems of Kyocera Solar Corporation with Kyocera Corporation, and to enhance the development of new markets, and to further expand these businesses through pursuit of synergistic effects.

(2)	Content of Accounting Treatment

It was treated as a transaction under common control in accordance with the “Accounting Standard for Business Combination” (Accounting Standard Board of Japan Statement (ASBJ) No.21, September 13, 2013) and the “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10, September 13, 2013).

Merger of Nihon Inter Electronics Corporation

Nihon Inter Electronics Corporation (“NIEC”), which was a consolidated subsidiary of Kyocera Corporation, was merged into Kyocera Corporation on August 1, 2016.

(1)	Overview of Transaction

(i)	Scope of Business Transferred

Development, manufacturing and sale of power semiconductors

(ii)	Date of Business Combination

August 1, 2016

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(iii)	Legal Method of Business Combination

In the merger, Kyocera Corporation was a surviving company, and NIEC was dissolved.

(iv)	Name of the Company after Business Combination

Kyocera Corporation

(v)	Objective of Transaction

The purpose of the restructuring was to further expand power semiconductor business by deploying Kyocera Corporation’s personnel, technology and funds, in order to strengthen the management platform.

(2)	Content of Accounting Treatment

It was treated as a transaction under common control in accordance with the “Accounting Standard for Business Combination” (Accounting Standard Board of Japan Statement (ASBJ) No.21, September 13, 2013) and the “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10, September 13, 2013).

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